





WAL★MART

2007 Annual Report



ALWAYS
LOW PRICES
ALWAYS


ARTISAN BREAD





We save people money so they can live better.

– Wal-Mart's mission around the world

Financial highlights

Fiscal Years Ended January 31, (Dollar amounts in millions, except per share data)	**2007**	2006	2005	2004	2003
Net sales	**$344,992**	$308,945	$281,488	$252,792	$226,479
Cost of sales	**$264,152**	$237,649	$216,832	$195,922	$175,769
Income from continuing operations	**$ 12,178**	$ 11,408	$ 10,482	$ 9,096	$ 7,940
Diluted earnings per share from continuing operations	**$ 2.92**	$ 2.72	$ 2.46	$ 2.08	$ 1.79
Long-term debt	**$ 27,222**	$ 26,429	$ 20,087	$ 17,088	$ 16,545
Return on assets[1]	**8.8%**	9.3%	9.8%	9.7%	9.6%
Return on shareholders' equity[2]	**22.0%**	22.9%	23.1%	22.4%	21.8%

(1) Income from continuing operations before minority interest, divided by average total assets from continuing operations.

(2) Income from continuing operations before minority interest, divided by average shareholders' equity.


GEORGE

"The best part is if we work together, we'll lower the cost of living for everyone, not just in America, but we'll give the world an opportunity to see what it's like to save and have a better life."

–Sam Walton

Shop and Enjoy Every Day Low Prices

Sam Walton founded the Company in 1962 on a simple proposition - save people money so they can live better. That proposition is still synonymous with Wal-Mart because we continue to deliver on our promise of every day low prices for quality products and services. As a result, our customers around the world shop smarter.

Save on life's essential items and more

We want our customers to know that Wal-Mart is the low price leader on everyday items, as well as those products that enhance our lives. Customers shop us more often because of the values they find in our stores. That means when a senior citizen saves on his pharmacy needs, he can cross the aisle and pick up something special for dinner. Or when a mom comes in for her child's school supplies, she finds there's money left over to treat him to a new toy.

At Sam's Club, our members count on us to pass the savings along to them – whether for their small business or for their personal needs. The long-term business member who runs a convenience store, and visits the club weekly for his merchandise and office supplies, finds the perfect diamond when he's ready to propose.

From cleaning supplies to big screen plasma televisions, customers and members count on us for great values.


Sam's
CLUB
FLAX
PLUS
READING

Live a healthier life

In many locations around the globe, we offer every day low prices on prescription medicines, over-the-counter healthcare products, fresh produce and meat, exercise equipment and more. Many of our stores have independent doctors of optometry to serve our customers' vision needs. We also educate consumers about various health issues, the benefits of early detection and the importance of good nutrition. In the United Kingdom, Asda works with our suppliers to reduce the salt content in private-label foods. An exciting announcement this past year in the United States was the roll-out of the $4 generic prescription program. The Associated Press (November 2, 2006) summarized our initiative this way: "Wal-Mart has accomplished what the federal government and a litany of think-tanks have, as yet, been unable to do: make medication affordable for the masses."


ASDA
60 TABLETS 500mg
Prilosec
Prilosec
Prilosec
Quality generic
prescriptions for
$4
Ask your
Wal-Mart
Pharmacist!
See walmart.com/pharmacy for details
PHARMACY


Scott
MEGA ROLL
Choose-A-Size
HOKI
FILLETS
A Cold Water White Fish From
New Zealand
all
mighty
GEORGE
baby

Make affordability and sustainability one word

Wal-Mart can change and enhance its value to the world and to our shareholders. The need for sustainable business practices is increasingly urgent. What's good for the environment can be good for business.

Wal-Mart merchandise should be both affordable and sustainable so working families don't have to make a choice. That's why we have announced initiatives such as our goal to sell 100 million compact fluorescent light bulbs in the United States by 2008. We know that this saves energy and reduces greenhouse gas emissions.

That's why we unveiled the packaging scorecard for our U.S. Wal-Mart and Sam's Club suppliers this past year. The goal: reduce packaging by five percent by 2013 – an effort that will be equal to removing 213,000 trucks from the road. That's also why we announced plans to purchase all wild-caught fresh and frozen fish for the U.S. market from Marine Stewardship Council (MSC)-certified fisheries within the next three to five years.

These are just some of the many initiatives that reflect the Company's commitment to leadership in business and sustainability. To keep up to date on our efforts, visit www.walmartstores.com/environment. Also, look for Wal-Mart's upcoming Sustainability Report.



Build a career

Wal-Mart is committed to finding and retaining the most talented associates. Having a diverse, multicultural workforce at all levels is critical for our success. Wal-Mart creates jobs, often in areas that need them the most.

When Wal-Mart was close to opening its first discount store in the city of Chicago, more than 15,000 applications were received for 450 available jobs. In 2006, Wal-Mart de Mexico interviewed 100,000 applicants for 17,409 new positions. Situations like this give us the opportunity to hire the best people.

Today, our worldwide workforce consists of more than 1.9 million associates. In several countries, a majority of our management team is comprised of associates who have advanced through the ranks. It is this opportunity to move ahead that makes working for Wal-Mart attractive to associates, as well as to external talent.

A majority of our markets have "Stores of Learning" where associates participate in classroom lectures along with in-store training. The Company's efforts have been recognized in several countries, where we have been honored as the "best place" to work.

[illegible]
-year associate

arting position
rt-time stocker and sales associate
al-Mart discount store
ler, Texas, United States

rrent position
gional Operations Support Director
al-Mart Stores
egon, Washington, Alaska,
waii, United States



Debra Layton *(pictured right)*
21-year associate

Starting position
Part-time cashier
Wal-Mart discount store
Monett, Missouri, United States

Current position
Vice President
International Professional and
Technical Services, Home Office
Bentonville, Arkansas, United States





Kevin Johnson *(pictured left)*
15-year associate

Starting position
Part-time sales associate
Wal-Mart discount store
El Paso, Texas, United States

Current position
Store Manager
Wal-Mart supercenter
Hemet, California, United States



Luckie Xie [illegible]
11-year associate

Starting position
Part-time sales associate
Wal-Mart supercenter
Shenzhen, China

Current position
Store Manager
Wal-Mart supercenter
Foshan City, China

eticia Ramos [illegible]
-year associate

arting position
ll-time cashier
al-Mart supercenter
ellaneda, Buenos Aires, Argentina

rrent position
strict Manager Loss Prevention
al-Mart Home Office and
stribution Center
enos Aires, Argentina



[illegible]
20-year associate

Starting position
Part-time cart pusher
Sam's Club
Springdale, Arkansas, United States

Current position
Market Manager
Sam's Club
Colorado, Wyoming, Idaho, Montana,
South Dakota, United States



Neighbors help neighbors

Building homes. Teaching children. Funding college scholarships. Donating merchandise. Raising money. These are just a few examples of the support that Wal-Mart and our associates provide in thousands of neighborhoods around the globe to make a difference in their own communities. Nothing makes us prouder than to be recognized as a good neighbor. After all, we believe good...works.

In 2006, through the Wal-Mart Foundation, charitable partners and donations from customers and associates, Wal-Mart contributed more than $415 million in cash and in-kind merchandise to 100,000 organizations worldwide.

Wal-Mart's U.S. associate volunteer network has become one of the largest employee volunteer programs in the country. This effort – Volunteerism Always Pays (VAP) – spurs associates to work with local community nonprofit organizations and their projects. Thousands of associates, as well as stores and clubs, have been recognized in their communities and by the organizations they serve, for their outstanding efforts. Some of their work is identified in the boxes on these pages.


National Fish and Wildlife Foundation

Associates in Action

The Brandon, FL Sam's Club has helped preserve an endangered marsh and wetland on the property of a local elementary school. The clean-up has extended the students' classroom lessons to their own environment.



American Red Cross

100,000 organization supported

More than $300 million in cash and in-kind merchandise donated


NATIONAL CENTER FOR
MISSING & EXPLOITED
CHILDREN

Associates in Action

Since 1989, Seiyu associates have been supporting the Japan Guide Dog Association by placing donation boxes at approximately 250 store service counters. Last year, donations to this foundation, dedicated to helping those with visual impairment, reached 7,346,100 yen, an amount equal to more than $60,700.


American Cancer Society®


THE SALVATION ARMY
DOING THE MOST GOOD

6,000 U.S. scholarships awarded


America's Second Harvest
The Nation's Food Bank Network
Ending Hunger.

Associates in Action

The Bangor, ME Sam's Club is one of Maine's cherished possessions. In 2006, the Club's extensive good works were honored by the Maine Commission for Community Servi and the Maine Volunteer Connecti


STITUTO
AL★MART
estindo no Brasil

Associates in Action

Wal-Mart Costa Rica store cashiers are the main force in helping raise money for Dulce Ayuda,™ a program dedicated to supporting initiatives for underprivileged children. The cashiers offer a heart-shaped lollipop to each shopper who donates 20 cents to the organization.


ASDA's
Tickled Pink Campaign
Raising money for

170,000 grants awarded in the United States

ociates in Action

y children in Sioux City, Iowa received new bikes and helmets, ks to the associates at Wal-Mart 1. These associates also are busy g part in the American Cancer ty's *Relay for Life* events, Muscular ophy Association walks, the state's ty Club activities and more.


SESAME STREET
talk,
listen,
connect

Helping Families During Military Deployment

More than $115 million raised from customers and associates


Children's
Miracle Network
the alliance of premier hospitals for children

(in the United States and Canada)

More than million hours olunteered in e United States


United Way


Fondos Unidos


AMERICA
SUPPORTS
YOU
OUR MILITARY MEN & WOMEN

$5.8 million donated per week

Our "Wal-Mart Out in Front" plan is delivering tangible results.

Letter from Lee Scott, Wal-Mart President and CEO

To our shareholders, associates and customers:

Last year, Wal-Mart Stores, Inc. delivered both record sales and earnings from continuing operations. We also stepped out and took on some of the toughest challenges facing the communities we serve. But we did not achieve these things while doing business as usual. We did them during a period of perhaps the most rapid and profound change in our Company's history. With our transformation plan, we are committed to staying "Out in Front" of the changes around us.

This success is a tribute to Wal-Mart associates around the world, and the culture they live and carry forward every day. At Wal-Mart, we save people money so they can live better. We are proud of that purpose, and I am proud of our associates, our Company, and the results we achieved together this past year.

Record Sales

When it comes to the fiscal year's financial results, Wal-Mart again delivered solid performance. We had record net sales of $345 billion, an increase of 11.7 percent over fiscal year 2006. Our net income from continuing operations rose 6.7 percent over last year to a record $12.2 billion. Earnings per share from continuing operations were $2.92.

I am also very pleased with our results in Wal-Mart's International division, headed by Mike Duke. Led by Mexico and increasing momentum at Asda in the United Kingdom, international sales increased more than 30 percent to $77 billion for the year. Doug McMillon and his Sam's Club team also turned in a solid performance, with sales growing 4.5 percent for the year. For the sixth quarter in a row, Sam's Club grew operating income faster than sales.

Of course, there were a couple of disappointments. In particular, total U.S. comparable store sales were 2.0 percent last year, which was below our plan. However, the Wal-Mart Stores division, led by Eduardo Castro-Wright, continued its trend of improving labor productivity and inventory management. The U.S. team also delivered an increase in return on investment. Considering our goal was only to have flattened the downward trend by the end of the fiscal year, an increase in ROI is a great accomplishment for Wal-Mart U.S.

Unlocking the Value

At Wal-Mart, our growth has been guided by a strategy of focusing our financial and human resources in areas where we can unlock the most value. In our International division, we call this approach "major in the majors." Our results clearly demonstrate that this is the right strategy.

Last year, we opened the doors to seven new Wal-Mart Supercentres in Canada. The response from our customers has been excellent, and we plan to open 21 new supercentres this year. We increased our ownership stake of Seiyu in Japan to 53.3 percent. Seiyu's total comparable store sales for fiscal 2007 were positive for the first time in 15 years. We increased our stake in CARHCO to 51 percent, and we renamed CARHCO Wal-Mart Central America. We also added 120 new stores in Mexico and are very encouraged by the performance and continued growth opportunities for all six store formats there.

Asda's turn-around strategy continues to deliver results. The team improved the basics, introduced a new store format, and upgraded several departments.

At the beginning of fiscal 2008, we announced an investment in Trust-Mart, a leading hypermarket operator with 101 retail stores in 34 cities in China. This brought additional scale to our China retail business as we develop a foundation for greater long-range business opportunities in China.

Exiting Germany and South Korea last year was the right decision, and we have redeployed resources from those countries to other critical areas of our International division.

Customer Relevancy

In our stores and clubs last year, we spent a lot of time, energy and resources to better understand the people we serve. We wanted to know who shops our stores and clubs and who does not; what type of merchandise they want and what they do not; what they value most in the store and club experience and what is less important. As a Company, there is no question in my mind that we understand our customers better today than we have in years, and we understand them all around the world.

In working to broaden our appeal to our customers, we moved too quickly in the rollout of some of our fashion-forward apparel in the United States. We are making adjustments this year to improve our core basics. We continue to strive to make sure every Wal-Mart store is a "Store of the Community" – one that reflects the individual needs of each neighborhood we serve.

The three-year plan launched by Eduardo last year is providing momentum to drive returns and growth for Wal-Mart U.S. I am confident that these changes will contribute to continued improvements in our U.S. stores.

Giving our associates the tools and opportunities they need to be as productive as possible also is critical to improving our operations and efficiencies. I am very pleased that our Company has delivered workforce productivity gains in every quarter of the last two years. And there are a lot of other changes we can make – and have been making – to improve the productivity of our core business.

Taking Care of Associates

Of course, the most important part of taking care of customers is taking care of associates. They are the point of contact for our customers in the stores.

Every year, Wal-Mart creates tens of thousands of jobs throughout the United States, many of them in neighborhoods that desperately need economic opportunities. These jobs pay competitive wages and offer good benefits. We are also proud of the fact that 90 percent of U.S. associates have health coverage, and Wal-Mart insures more than 1 million lives. We are committed to affordable and accessible healthcare.

In order to continue to attract and retain excellent associates, we are listening to them – especially our valued long-term associates – about how to make their jobs and careers more fulfilling. Last year, we again increased our average full-time hourly wage in the United States.

It is our commitment to ensure that our workforce is diverse. Our associates reflect the ethnic and cultural diversity of their communities. Given our size, we must represent the faces of the world. Wal-Mart holds its senior leaders accountable for meeting diversity goals each year. Every officer's compensation and performance evaluation is dependent on achieving very specific objectives in the area of diversity. In fact, all officers but one met their goals this year.

"Wal-Mart holds its senior leaders accountable for meeting diversity goals each year. Every officer's compensation and performance evaluation is dependent on achieving very specific objectives in the area of diversity."




WAL*MART


1-Hour

Valuable to Communities

As we continue to grow around the world, it is always our goal to be a valuable member of each of those communities. We want our neighbors to see, understand and be a part of the positive impact Wal-Mart has everywhere we operate.

One way we do this is through charitable giving. According to the *Chronicle of Philanthropy*, the Wal-Mart Foundation is the largest corporate cash contributor in America. In 2006, through its foundation, charitable partners and donations from customers and associates, Wal-Mart provided more than $415 million in cash and in-kind merchandise to more than

"To Wal-Mart customers, saving a dollar, a pound, or a peso means something. It means being able to buy the school clothes or fresh food they need. Without Wal-Mart, they might not be able to afford such items. It also means empowering people to aspire to a better life for themselves and their families."

100,000 organizations around the world. More important, we gave most of the money at the local level where we can have the greatest impact. Our international stores and associates raised and contributed $45 million of this total.

Beyond our charitable programs, Wal-Mart is committed to sustainability. Our stores are selling more organic and environmentally-friendly products. We are working with suppliers to reduce packaging and take nonrenewable energy out of the products we sell. We are making our facilities and truck fleet more efficient by adopting energy-efficient practices. These sustainable programs are making our business more efficient; they are also making sure that our customers do not have to choose between a product they can afford and a sustainable product.

Another example of our positive impact on communities is our $4 generic prescription drug program. Last year, we rolled this program out first in Florida and then rapidly expanded it to all U.S. pharmacies. The response from our customers has been outstanding because we have saved them money where they need it most – in reduced healthcare costs.

Improving Lives

Since I came to Wal-Mart in 1979, I have learned a lot of lessons about leadership. One of the most valuable lessons is this: there is a price to being special.

Over the last 45 years, those of us who have served Wal-Mart have paid a price to build a special Company – whether it means working on weekends, keeping a modest office space, or always putting others before ourselves. But there is a reward, and it is not just working for a special Company; it is a special opportunity to touch and improve the lives of millions of people around the world.

At Wal-Mart, we touch and improve lives through the charitable giving of our foundation. We do it by creating jobs that pay competitive wages, offer good benefits and create career opportunities. We do it by making diversity a priority throughout our workforce and our operations. We do it by being a more sustainable and environmentally-friendly business. But above all, we do it through our everyday work: we save people money so they can live better.

To Wal-Mart customers, saving a dollar, a pound, or a peso means something. It means being able to buy the school clothes or fresh food they need. Without Wal-Mart, they might not be able to afford such items. It also means empowering people to aspire to a better life for themselves and their families.

This is what Wal-Mart does and, for the most part, whom we serve. And though our Company may undergo profound changes, we will never change who we are. We will always be Wal-Mart, and we will always strive to be a better Wal-Mart.



Lee Scott

President and Chief Executive Officer
Wal-Mart Stores, Inc.

Staying "Out in Front" requires leadership at every level.

Rob Walton, Chairman of the Board of Directors, shares his thoughts

We lead when we embrace my dad's vision – to improve the lives of everyday people by making everyday things more affordable. To do so, we must meet today's challenges, and those in the future, in a way that's consistent with the values and customer focus that have taken us where we are.

There is the potential for leadership in every position within Wal-Mart and so many opportunities for people to move up and assume more leadership responsibility. That responsibility, I believe, demands integrity, courage and a willingness to embrace change. Successful leaders are willing to fail as they try new things and to accept an occasional disappointment when things don't work out as planned. Only when we keep improving and striving to make things better through innovation, creativity and new ideas can we be assured of staying out in front.

Leadership and Teamwork

Our management today around the world is the best, most strategic leadership team we have ever had. They are making the changes necessary for us to continue to stay out in front. They are also teaming up with Wal-Mart's Board members, who bring experience from many different backgrounds. The caliber of our Board members is tremendous and allows us to tap into a vast knowledge resource. The Board has been instrumental in encouraging the Company to more quickly address critical issues, and I am extremely pleased that they are not reticent about sharing their opinions. Today's Board is the furthest thing from a rubber stamp, and I consider it a privilege to be overseeing Wal-Mart in association with such talented, dedicated people.

Tomorrow's Leaders

I know that the future leaders of our Company are already in place throughout our organization, working closely with Wal-Mart associates and our current management team. Each day, these leaders are gaining the knowledge and experience they will need to keep Wal-Mart out in front. We rely every day on the leaders throughout our stores and clubs to help carry out the Wal-Mart mission – taking care of our customers and making their lives better – just as my father set out to do. Thanks to our Board, our management team and our associates throughout our worldwide organization for making Wal-Mart a world-class retail leader.



Rob Walton
Chairman of the Board of Directors,
Wal-Mart Stores, Inc.



"Leadership at Wal-Mart happens throughout the organization, from accounting to merchandising. Nowhere, however, is it more important than in the aisles and at the registers of our stores. That is where our associates determine whether we succeed or fail."

Leaders set the pace

Our officers know that retail is a local business. Success starts with researching what the customer wants - whether it's faster checkouts, ethnic foods or urban-styled clothing. It's critical to build and lead a team focused on identifying the right opportunities and the right approaches to deliver a store of the community. Today, Wal-Mart leaders around the world rely on countless years of business experience to improve our stores and service to our customers. Some officers started their careers as hourly associates in a store or club. Others are newcomers to Wal-Mart and adopt our unique culture. Regardless of whether they work in logistics, information systems, operations, merchandising or one of Wal-Mart's many support areas, every officer around the world is focused on our mission to save customers money so they can live better.

Weekly officer meetings provide the opportunity to review the Company's ongoing performance, focus on initiatives to drive sales and customer service, and address broader issues. Video conferencing links officers around the world for these discussions and presentations. Informal discussions before and after each meeting help build the relationships and teams critical for success.

Senior officers

Eduardo Castro-Wright
Executive Vice President,
President and Chief Executive Officer
Wal-Mart Stores Division

M. Susan Chambers
Executive Vice President,
People Division

Patricia A. Curran
Executive Vice President,
People, Wal-Mart Stores Division

Leslie A. Dach
Executive Vice President,
Corporate Affairs and
Government Relations

Douglas J. Degn
Executive Vice President,
Food, Wal-Mart Stores Division

Linda M. Dillman
Executive Vice President,
Risk Management, Benefits
and Sustainability



Johnnie C. Dobbs, Jr.
Executive Vice President,
Logistics and Supply Chain

Michael T. Duke
Vice Chairman, Responsible
for International

John E. Fleming
Executive Vice President,
Chief Merchandising Officer,
Wal-Mart Stores Division

Rollin L. Ford
Executive Vice President,
Chief Information Officer

Craig R. Herkert
Executive Vice President,
President and Chief Executive Officer,
The Americas, International

Charles M. Holley, Jr.
Executive Vice President,
Finance and Treasurer

Thomas D. Hyde
Executive Vice President and
Corporate Secretary

Gregory L. Johnston
Executive Vice President,
Operations, Sam's Club

Thomas A. Mars
Executive Vice President and
General Counsel

C. Douglas McMillon
Executive Vice President,
President and Chief Executive Officer,
Sam's Club

John B. Menzer
Vice Chairman,
Chief Administrative Officer

Stephen F. Quinn
Executive Vice President,
Chief Marketing Officer

Thomas M. Schoewe
Executive Vice President and
Chief Financial Officer

H. Lee Scott, Jr.
President and
Chief Executive Officer

William S. Simon
Executive Vice President,
Chief Operating Officer,
Wal-Mart Stores Division

Gregory E. Spragg
Executive Vice President,
Merchandising and Replenishment,
Sam's Club

S. Robson Walton
Chairman of the Board of Directors

Claire A. Watts
Executive Vice President,
Apparel and Product Development,
Wal-Mart Stores Division

Steven P. Whaley
Senior Vice President
and Controller

Eric S. Zorn
Executive Vice President,
President, Wal-Mart Realty



Innovation leads the organization

We are proud to take the lead in innovations that benefit Wal-Mart, the retail industry and in some cases, our planet as well. From new environmentally-friendly initiatives to our opportunities with information systems and technology, we are always trying to improve what we do and encourage innovation on a broader scale with our suppliers, peers and businesses throughout the world.


Cheese

Real Estate: Pioneering Substainable Technologies

One of the truly innovative energy conservation ideas that has long been applied by Wal-Mart's Real Estate group is a sophisticated daylight harvesting system. Each store's system relies on hundreds of rooftop skylights connected to sensors and state-of-the-art control technology. Sales floor lighting changes, based on the available natural light streaming through the skylights during the day. Today, 90 percent of all newly constructed U.S. Wal-Mart facilities include this energy-saving technology. Mexico and Central America employ similar versions of this smart system. Additionally, Wal-Mart freezer cases now are applying industry-unique technology in several countries. Motion-activated Light-Emitting Diode (LED) lighting turns itself off and on as customers approach. And, in Mexico, water recycling technology catches wastewater and reuses it in sanitation and irrigation systems. Today, the Company is using and testing some of the most ground-breaking heat reclamation technologies and sharing results and proven returns with all that are interested.

Information Systems: Driving Value for Customers, Associates, and Shareholders

In 2006, Wal-Mart's Information Systems Division won the Information Integrity Coalition's Award for Innovation, an accomplishment that underscores its industry-leading stature. Innovation is taking place in a number of areas. Nowhere is this more evident than in the application of Radio Frequency Identification (RFID) technology. Wal-Mart has been a critical catalyst that has brought this technology to business use and now is helping to foster worldwide RFID standards.

To ensure greater supply chain visibility, satellite-based tracking technology is being installed in the Company's entire fleet of over-the-road trailers. The data generated by the system increases productivity, reduces costs and enhances security. Construction of an exciting Innovation Lab is under way. This center will showcase leading-edge technology and demonstrate how it can lead to future products, as well as better ways to serve our shoppers.


WAL★MART
WMRU 001

Merchandising: Developing Brands and Products

For many years, innovation in merchandising has led to unique brands and new products for our customers. That commitment continues even more so in the 21st century. We strengthened the offerings in apparel and home products made from organic cotton, bamboo, soy and recycled fibers. Consumers can find more affordable and sustainable choices in the Wal-Mart aisles. In our grocery area since 1993, Great Value® serves as our customers' brand for quality at every day low prices. The Wal-Mart Deli Take 'N' Bake Pizza is an excellent value and easy to bake at home. Line extensions also include Deli take-and-bake chicken pot pies, meat lasagna and chicken enchiladas. Wal-Mart increasingly is the destination for exclusive offerings of branded products from the world's leading food companies, including organic items, dairy, and frozen. We work with suppliers to develop unique products in categories from housewares to lawn and garden and from toys to electronics.


STONE FIRED
FIVE CHEESE
Frosted
Wild Berry
Great Value
Fruit Smiles
PIZZA



Logistics: Mixing It Up

What happens when two distribution networks swap inventory? Plenty – when they are Wal-Mart's Grocery Distribution Center Network and Wal-Mart's Regional General Merchandise Distribution Center Network. Each was once a specialist – the Grocery Network handling dry grocery goods, such as cereals and snacks, and the Regional Network moving primarily general merchandise, such as household cleaners, paper towels, toys and electronics. In 2006, that changed when approximately 4,000 items switched networks. Now, high-velocity items – grocery and general merchandise – are combined and sent to the stores from the "High Velocity Distribution Centers." This innovative "Remix" means items needed most by customers arrive at the store on one truck, so they can be unloaded and moved faster to the shelves. We also can reduce the number of additional regional distribution centers we'll need in our network going forward. Stores get improved merchandise flow and in-stock, while Wal-Mart reduces its capital spending needs.

Global Procurement: Establishing Category Specialists

Knowledge is power, and in-depth knowledge is critical when it comes to choosing merchandise suppliers from around the world to deliver the right mix of quality and value to Wal-Mart customers. That's why Global Procurement is establishing groups of technical experts – specialists that focus on the many important dynamics of a particular category purchase. For example, in apparel, Global Procurement has brought together individuals who have a specialized understanding of various apparel manufacturing techniques, screen printing, finishing, etc. – as well as individuals who have an extended understanding of different fabrics such as cotton, synthetics, knits and wovens. These specialty groups work closely together with our team members responsible for ethical sourcing and logistics. It's all to make certain that every day we bring our customers quality products at unbeatable prices.



Businesses balance returns with growth



WAL★MART®

Total number of locations: 3,443 as of January 31, 2007
Total FY '07 sales: $226 billion

During the last year, Wal-Mart U.S. laid out a three-year roadmap for driving returns and growth. This roadmap is centered around three broad pillars: customer relevancy, return on investment ar people development.

Customer Relevancy

We are utilizing both detailed market research and customer segmentation to better deliver against customer needs and expectations. Delivering low prices is essential. We also are tailoring our merchandise assortment and store experience to meet the specif needs of a broader customer base. Two examples of how we have increased relevancy include our "Store of the Community" efforts and our remodel program. We also have realigned our merchandising organization around five key power categories – entertainmer grocery, health and wellness, apparel and home.

Wal-Mart U.S. operating income



18.0
12.0
6.0
0
Dollars (in billions)
05
06
07
Fiscal year

Return on Investment

We have renewed our focus on driving return on investment. By better matching staffing levels with shopping patterns, we continued our trend of improving labor productivity which, in part, helped us achieve record operating income for fiscal year 2007. Additionally, through our merchandising flow initiative, we are achieving stronger inventory controls. Both of these efforts enable us to drive stronger returns.

People Development

Many programs were executed during the year to strengthen management's relationship with associates. Specifically, we implemented a new field support structure, improved and aligned compensation, increased leadership development and created a store manager council to ensure greater visibility for grassroots feedback from our associates. These initiatives, in concert with strong business planning and greater accountability, have contril uted to strong improvements within the business.

As we enter our second year of the three-year plan, Wal-Mart U.S. is focused on these three broad areas to strengthen the busine

WAL★MART® INTERNATIONAL

otal number of locations: 2,757 as of January 31, 2007
otal FY 07 sales: $77 billion

Jnlocking Value

/al-Mart International is focused on putting resources, both nancial and people, to work on what is most important. Going orwarc, that means placing priority on driving the Company's resence where the greatest growth and greatest returns exist, e., "majoring in the majors." Such is the case in Mexico where e continue to see consistent growth in all formats. Likewise in anada, we will continue expanding our supercentres as they con- nue to generate positive results. In South and Central America, e also are experiencing strong performance.

Total International portfolio of locations
(The Americas, Europe and Asia)


335
The Americas – 71%
Asia – 17%
Europe – 12%
Units

Two-Part Strategy

accomplish our objectives, we concentrate on two areas: cused portfolio execution and global leverage. Currently, our ortfolio includes 46 store banners in nine formats of varying ze in 13 markets outside the United States. By focused portfolio xecution, we mean that expansion will occur in those countries here we have the greatest ability to capture value and where the reatest value creation potential resides. Focused portfolio execu- on also means growing comparable store sales and operating come from existing stores by paying attention to the basics f serving our customers. It means developing a foundation for reater long-range business plans that address emerging markets uch as India and China. Moreover, to strengthen our portfolio xecution, we are investing in customer and market research to nhance our store of the community format.

As for global leverage, we are intent on taking full advantage f our worldwide assets, including formats, information systems, urchasing organizations, category expertise and shared best ractices. Most important, we are leveraging the talents of excep- onal Wal-Mart associates around the world.

ur international strategy continues to balance the ability leverage Wal-Mart's global brand power with the need for cal autonomy.


Sam's
CLUB

Total number of clubs: 579 as of January 31, 2007
Total FY '07 sales: $42 billion

Reinvigorating the Brand

Sam's Club is building on its foundation by deepening relationships with small business owners through relevant product offerings such as our new, commercial-grade BAKERS & CHEFS™ cookware for food service entrepreneurs and by offering valuable services, including affordable healthcare alternatives and savings on branded and generic prescription drug prices, to help businesses run more profitably. We also are broadening our appeal to Advantage members by improving the quality and uniqueness of personal needs and affordable luxury offerings like our new bistro cake found in our fresh bakery, which is covered with authentic, rich ganache, typically found only in the finest bakeries.

Operating income and sales growth by quarter


Operating Income
Sales
20%
15%
10%
5%
0
Q1
Q2
Q3
Q4
Fiscal year '07

Improving Member Experience

In addition to making certain we have the right items available to our members, every Sam's Club must deliver a great in-club experience. We have improved check-out efficiency. Jewelry, electronics and office supplies have been moved to the front of the club and are displayed prominently to improve the entry impression. In our new clubs, we have redesigned our logo and signing to refresh our brand and improve in-club navigation. We also have increased the amount of natural lighting in our new clubs, along with expanding our Fax 'N' Pull/Click 'N' Pull area to process orders from our members more quickly.

Improving Club Performance

We work hard to make Sam's Club more appealing for our members. Speed-to-floor inventory management is accelerating, productivity is increasing, and we are instituting money-saving sustainability practices, such as our use of skylights and LED lighting and increasing our recycling efforts.

All of these initiatives have helped us grow operating income faster than sales for six consecutive quarters.

Strengthen our investment discipline


R
O
I

(Pictured left to right) Michael Fung, *Senior Vice President, Finance, Wal-Mart Stores Division*; Sam Dunn, *Senior Vice President, Finance, Sam's Club*; Wan Ling Martello, *Senior Vice President and Chief Financial Officer, Wal-Mart International.*



Around the world, Wal-Mart continues to put major emphasis on balancing returns and growth. We are focused on prioritizing capital spending to the projects that produce the highest returns.

We want to improve our Company's return on investment, or ROI, improve our comparable store sales and improve our working capital productivity. The outcome is a focus on the most capital-efficient opportunities and a continued focus on the customer.

Wal-Mart U.S. improved its process for approving new store capital expenditures with priority given to those projects with the best potential returns. In addition, there is a renewed focus on working capital management with inventories increasing at a much slower pace than sales. All of this has produced a stable return for our Wal-Mart U.S. segment and serves as a foundation for strong returns in the future.

Acquisitions and rapid growth continue to impact the ROI for our International segment. Our international focus is to expand in markets where we can have long-term growth opportunities and generate returns above our weighted-average cost of capital. As our International segment continues to integrate the acquisitions made in fiscal 2006 and early fiscal 2007, we expect to see an improvement in that segment's ROI.

Wal-Mart is a Company still growing and one that also is dedicated to improving ROI. Square footage will grow in the United States and around the world in fiscal 2008, and beyond.



Grow with a well-mapped strategy

Every store and club we operate around the world undergoe a very thorough analysis by our executive-level Real Estate Committee. Every month, the Committee assesses the viabili of new store and club projects, expansions and store relocation Taken into consideration are the overall economic environmen and, most important, the specifics of the individual trade are that can impact a project's return on investment. As the Committee reviews each project, it considers the competi tive landscape, community demographics, real estate and construction costs, the labor market, potential impacts of neighboring Wal-Mart stores, as well as other factors.

In every case, the prospective project is benchmarked against various metrics to verify that it meets our investment requirements. After each store and club opens, the Committ reviews post audit information to assess whether projection are being met and key indicators of success are being achieve In addition to the reviews conducted by the Real Estate Committee, our Operations leadership reviews store project after grand opening to track results against established perf mance parameters and to take appropriate corrective action when desired results are not achieved.

Markets That Fit Our Growth Model

Our strategy is to put resources to work on what's most important. Does this market improve our global leverage? What are the potential opportunities in that market? Can we unlock that potential and create value? Where can we get the greatest return and growth? All these things and more are taken into consideration as we look at our businesses around the world.

Internationally, we are leveraging the strength of Wal-Mart to provide innovation and benefits to all markets, including emerging areas, such as China and India. We honor the brand, such as Asda, where the brand is important locally to our customers. And, where it makes sense, we will use the strength of the Wal-Mart name.



Always
Low Prices
BODEGA
AURRERA
SALIDA
ASDA
LIVING
WAL★MART
SUPERCENTER


WAL★MART
SUPERCENTER


Sam's
CLUB


fresh
your market


SAM'S
CLUB
山姆会员商店


Paiz

BIG

WAL★MART



TodoDia
Preço baixo perto de você.


Mercadoram

Nacional


HIPER PAIZ

Hiper
bompreço


ClubCo

AMIGO

bompreço

Maxi

PALI
Siempre precios bajos... siempre

WAL★MART
Neighborhood Market

su membresía al ahorro

WAL★MART
沃尔玛


DESPENSA
FAMILIAR

El lugar para ahorrar



SuperGas
Ahorro al transporte familiar

La Unión SUPERMERCADOS


La Unión
SUPERMERCADOS

MASXMENOS
Como en Casa

Wal-Mart Stores, Inc.

These are our banners worldwide. We are united in saving our customers money so they can live better.


BODEGA
AURRERA

平价!
Low Prices

El Portón

Suburbia®
SABEMOS QUE SABES COMPRAR

Deli & Fresh Mart
FOO:D
magazine

SEIYU

S.S.V.

SEIYU
THE FOOD FACTORY



RAKUICHI
西友楽市



SUNNY

THE MALL


SAM'S
CLUB

HIPER más
Todo cuesta menos

WAL★MART
Neighborhood Market
沃尔玛社区店

SAM'S
CLUB
山姆会员商店

WAL★MART
沃尔玛商场


Desarrollo
Agroindustrial

WAL★MART
SUPERCENTER
沃尔玛购物广场


VIPS

Superama
Siempre cerca de ti

la despensa de don juan

GEORGE


MAXI
BODEGA

ASDA LIVING

LIVIN

WAL★MART
SUPERCENTRE

ASDA

MUCHO MÁS
QUE UN BUEN PRECIO

Table of Contents

Eleven-Year Financial Summary

(Dollar amounts in millions, except per share data)

Fiscal Year Ended January 31,	**2007**	2006	2005
Operating results			
Net sales	**$344,992**	$308,945	$281,488
Net sales increase	**11.7%**	9.8%	11.4%
Comparable store sales increase in the United States[1]	**2%**	3%	3%
Cost of sales	**$264,152**	$237,649	$216,832
Operating, selling, general and administrative expenses	**64,001**	55,739	50,178
Interest expense, net	**1,529**	1,178	980
Effective tax rate	**33.6%**	33.1%	34.2%
Income from continuing operations	**$ 12,178**	$ 11,408	$ 10,482
Net income	**11,284**	11,231	10,267
Per share of common stock:			
Income from continuing operations, diluted	**$ 2.92**	$ 2.72	$ 2.46
Net income, diluted	**2.71**	2.68	2.41
Dividends	**0.67**	0.60	0.52
Financial position			
Current assets of continuing operations	**$ 46,588**	$ 43,146	$ 37,913
Inventories	**33,685**	31,910	29,419
Property, equipment and capital lease assets, net	**88,440**	77,865	66,549
Total assets of continuing operations	**151,193**	135,624	117,139
Current liabilities of continuing operations	**51,754**	48,348	42,609
Long-term debt	**27,222**	26,429	20,087
Long-term obligations under capital leases	**3,513**	3,667	3,073
Shareholders' equity	**61,573**	53,171	49,396
Financial ratios			
Current ratio	**0.9**	0.9	0.9
Return on assets[2]	**8.8%**	9.3%	9.8%
Return on shareholders' equity[3]	**22.0%**	22.9%	23.1%
Other year-end data			
Discount stores in the United States	**1,075**	1,209	1,353
Supercenters in the United States	**2,256**	1,980	1,713
Sam's Clubs in the United States	**579**	567	551
Neighborhood Markets in the United States	**112**	100	85
Units outside the United States	**2,757**	2,181	1,480

(1) Beginning in fiscal 2007, comparable store sales includes all stores and clubs that have been open for at least the previous 12 months. Additionally, stores and clubs that are relocated, converted or expanded are excluded from comparable store sales for the first 12 months following the relocation, conversion or expansion. For fiscal 2006 and prior years, we considered comparable store sales to be sales at stores that were open as of February 1st of the prior fiscal year and which had not been converted, expanded or relocated since that date.

(2) Income from continuing operations before minority interest, divided by average total assets from continuing operations.

(3) Income from continuing operations before minority interest, divided by average shareholders' equity.

Financial information for all years has been restated to reflect the sale of McLane Company, Inc. ("McLane") that occurred in fiscal 2004 and the disposition of our South Korean and German operations that occurred in fiscal 2007. McLane and the South Korean and German operations are presented as discontinued operations. All years have been restated for the fiscal 2004 adoption of the expense recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting and Disclosure of Stock-Based Compensation." In fiscal 2005, we adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," which did not result in a material impact to our financial statements.

In fiscal 2003, the Company adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets." In years prior to adoption, the Company recorded amortization expense related to goodwill.

2004	2003	2002	2001	2000	1999	1998	1997
$252,792	$226,479	$201,166	$178,028	$153,345	$129,161	$112,005	$99,627
11.6%	12.6%	13.0%	16.1%	18.7%	15.3%	12.4%	11.9%
4%	5%	6%	5%	8%	9%	6%	5%
$195,922	$175,769	$156,807	$138,438	$119,526	$101,456	$ 88,163	$78,897
43,877	39,178	34,275	29,942	25,182	21,469	18,831	16,437
825	930	1,183	1,194	837	595	716	807
34.4%	34.9%	36.4%	36.6%	37.4%	37.7%	37.0%	36.8%
$ 9,096	$ 7,940	$ 6,718	$ 6,446	$ 5,582	$ 4,209	$ 3,424	$ 2,978
9,054	7,955	6,592	6,235	5,324	4,397	3,504	3,042
$ 2.08	$ 1.79	$ 1.50	$ 1.44	$ 1.25	$ 0.94	$ 0.76	$ 0.65
2.07	1.79	1.47	1.39	1.19	0.98	0.77	0.66
0.36	0.30	0.28	0.24	0.20	0.16	0.14	0.11
$ 33,548	$ 28,867	$ 25,915	$ 24,796	$ 22,982	$ 19,503	$ 18,589	$17,385
26,263	24,098	21,793	20,710	18,961	16,058	16,005	15,556
57,591	50,053	44,172	39,439	34,570	24,824	23,237	19,935
102,455	90,229	79,301	74,317	67,290	47,066	44,221	38,571
37,308	31,752	26,309	28,096	25,058	15,848	13,930	10,432
17,088	16,545	15,632	12,453	13,650	6,875	7,169	7,685
2,888	2,903	2,956	3,054	2,852	2,697	2,480	2,304
43,623	39,461	35,192	31,407	25,878	21,141	18,519	17,151
0.9	0.9	1.0	0.9	0.9	1.2	1.3	1.7
9.7%	9.6%	9.0%	9.3%	10.1%	9.6%	8.5%	8.0%
22.4%	21.8%	20.7%	23.0%	24.5%	22.0%	19.6%	18.8%
1,478	1,568	1,647	1,736	1,801	1,869	1,921	1,960
1,471	1,258	1,066	888	721	564	441	344
538	525	500	475	463	451	443	436
64	49	31	19	7	4	–	–
1,248	1,163	1,050	955	892	605	568	314

The consolidation of The Seiyu, Ltd., had a significant impact on the fiscal 2006 financial position amounts in this summary. The acquisition of the Asda Group PLC and the Company's related debt issuance had a significant impact on the fiscal 2000 amounts in this summary.

Years prior to 1998 have not been restated for the effects of the change in accounting method for Sam's Club membership revenue recognition as the effects of this change would not have a material impact on this summary. The cumulative effect for this accounting change recorded in fiscal 2000 amounted to $198 million net of tax.

Certain reclassifications have been made to prior periods to conform to current presentations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Wal-Mart Stores, Inc. ("Wal-Mart," the "Company" or "we") operates retail stores in various formats around the world and is committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at every day low prices ("EDLP"), while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our customers trust that our prices will not change erratically under frequent promotional activity. Our focus for Sam's Club is to provide exceptional value on brand-name merchandise at "members only" prices for both business and personal use. Internationally, we operate with similar philosophies. Our fiscal year ends on January 31.

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements and accompanying notes as of January 31, 2007, and the year then ended.

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, we discuss segment operating income and comparable store sales. Segment operating income refers to income from continuing operations before net interest expense, income taxes and minority interest. Segment operating income does not include unallocated corporate overhead and discontinued operations. Comparable store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. Beginning in fiscal 2007, we changed our method of calculating comparable store sales. We now include in our measure of comparable store sales all stores and clubs that have been open for at least the previous 12 months. Additionally, stores and clubs that are relocated, converted or expanded are excluded from comparable store sales for the first 12 months following the relocation, conversion or expansion. For fiscal 2006 and prior years, we considered comparable store sales to be sales at stores that were open as of February 1st of the prior fiscal year and had not been expanded, converted or relocated since that date. Stores that were expanded, converted or relocated during that period are not included in the calculation. Comparable store sales is also referred to as "same-store" sales by others within the retail industry. The method of calculating comparable store sales varies across the retail industry. As a result, our calculation of comparable store sales is not necessarily comparable to similarly titled measures reported by other companies.

2007 Sales by Segment



■ 65.6% – Wal-Mart
□ 22.3% – International
□ 12.1% – Sam's Club

Net sales in fiscal 2007 were a record $345.0 billion, up 11.7% from fiscal 2006.

Operations

Our operations are comprised of three business segments: Wal-Mart Stores, Sam's Club and International.

Our Wal-Mart Stores segment is the largest segment of our business, accounting for 65.6% of our fiscal 2007 net sales. This segment consists of three different traditional retail formats, all of which operate in the United States, and Wal-Mart's online retail format, walmart.com. Our traditional Wal-Mart Stores retail formats include:

- Supercenters, which average approximately 187,000 square feet in size and offer a wide assortment of general merchandise and a full-line supermarket;
- Discount stores, which average approximately 107,000 square feet in size and offer a wide assortment of general merchandise and a limited variety of food products; and
- Neighborhood Markets, which average approximately 42,000 square feet in size and offer a full-line supermarket and a limited assortment of general merchandise.

Our Sam's Club segment consists of membership warehouse clubs, which operate in the United States, and the segment's online retail format, samsclub.com. Sam's Club accounted for 12.1% of our fiscal 2007 net sales. Our focus for Sam's Club is to provide exceptional value on brand-name merchandise at "members only" prices for both business and personal use. Our Sam's Clubs average approximately 132,000 square feet in size.

At January 31, 2007, our International segment consisted of retail operations in 12 countries and Puerto Rico. This segment generated 22.3% of our fiscal 2007 net sales. The International segment includes several different formats of retail stores and restaurants, including discount stores, supercenters and Sam's Clubs that operate outside the United States. For certain financial information relating to our operating segments, see Note 11 to our Consolidated Financial Statements.

The Retail Industry

We operate in the highly competitive retail industry in both the United States and the countries we serve internationally. We face strong sales competition from other discount, department, drug, variety and specialty stores and supermarkets, many of which are national, regional or international chains, as well as internet-based retailers and catalog

Management's Discussion and Analysis of Financial Condition and Results of Operations

businesses. Additionally, we compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees ("associates"). We, along with other retail companies, are influenced by a number of factors including, but not limited to: cost of goods, consumer debt levels and buying patterns, economic conditions, interest rates, customer preferences, unemployment, labor costs, inflation, currency exchange fluctuations, fuel prices, weather patterns, catastrophic events, competitive pressures and insurance costs. Our Sam's Club segment faces strong sales competition from other wholesale club operators, catalogs businesses, internet-based and other retailers. Further information on risks to our Company can be located in "Item 1A, Risk Factors," in our Annual Report on Form 10-K for the year ended January 31, 2007.

Key Items in Fiscal 2007

Significant financial items during fiscal 2007 include:

- Net sales increased 11.7% to $345.0 billion in fiscal 2007, and income from continuing operations increased 6.7% to $12.2 billion. Foreign currency exchange rates favorably impacted sales and operating income by $1.5 billion and $90 million, respectively, in fiscal 2007.
- Net cash provided by operating activities of continuing operations was $20.2 billion for fiscal 2007. During fiscal 2007, we paid $1.7 billion in cash to repurchase our common stock and paid dividends of $2.8 billion. Additionally during fiscal 2007, we issued $7.2 billion in long-term debt, repaid $5.8 billion of long-term debt and funded a decrease in commercial paper of $1.2 billion (net of issuances).
- Total assets increased 9.4%, to $151.2 billion at January 31, 2007, when compared to January 31, 2006. During fiscal 2007, we made $15.7 billion of capital expenditures which was an increase of 7.8% over capital expenditures of $14.5 billion in fiscal 2006.
- When compared to fiscal 2006, our Wal-Mart Stores segment experienced an 11.1% increase in operating income and a 7.8% increase in net sales in fiscal 2007.
- Sam's Club's continued focus on the needs of each individual member helped drive a 9.2% increase in operating income on a 4.5% increase in net sales when comparing fiscal 2007 with fiscal 2006.
- Our International segment generated an operating income increase of 21.5% and a 30.2% increase in net sales compared to fiscal 2006. Fiscal 2007 sales in the International segment include sales from the consolidation of The Seiyu, Ltd. ("Seiyu") and Central American Retail Holding Company ("CARHCO"), now known as Wal-Mart Central America, and the acquisition of Sonae Distribuição Brasil S.A. ("Sonae"). These entities contributed 17.1 percentage points to the increase in the International segment net sales in fiscal 2007.
- During fiscal 2007, we disposed of our South Korean and German operations. Both dispositions have been presented as discontinued operations in our Consolidated Financial Statements for all periods. For further details of these transactions, see Note 6 to our Consolidated Financial Statements.

Net cash provided by operating activities of continuing operations was $20.2 billion for fiscal 2007.

Company Performance Measures

Management uses a number of metrics to assess the Company's performance including:

- comparable store sales,
- operating income growth greater than net sales growth,
- inventory growth less than net sales growth and
- return on average assets.

Comparable store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. Our Wal-Mart Stores segment's comparable store sales were 1.9% for fiscal 2007 versus 3.0% for fiscal 2006. Our Sam's Club segment's comparable club sales were 2.5% in fiscal 2007 versus 5.0% in fiscal 2006, including the impact of fuel sales.

Operating income growth greater than net sales growth has long been a measure of success for us. For fiscal 2007, our operating income increased by 9.5% when compared to fiscal 2006, while net sales increased by 11.7% over the same period. Our Wal-Mart Stores and Sam's Club segments met this target; however, the International segment did not due to the impact of the newly acquired and consolidated entities.

Inventory growth at a rate less than that of net sales is a key measure of our efficiency. Total inventories at January 31, 2007, were up 5.6% over levels at January 31, 2006, and net sales were up 11.7% when comparing fiscal 2007 with fiscal 2006.

With an asset base as large as ours, we are focused on continuing to make certain our assets are productive. It is important for us to sustain our return on assets. Return on assets is defined as income from continuing operations before minority interest divided by average total assets from continuing operations. Return on assets for fiscal 2007, 2006 and 2005 was 8.8%, 9.3% and 9.8%, respectively. Return on assets in fiscal 2007 and 2006 was impacted by acquisition and consolidation of entities with lower asset returns.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Company and each of its operating segments had net sales (in millions), as follows:

Fiscal Year Ended January 31,	**2007**			2006			2005	
	Net sales	**Percent of total**	**Percent increase**	Net sales	Percent of total	Percent increase	Net sales	Percent of total
Wal-Mart Stores	**$226,294**	**65.6%**	**7.8%**	$209,910	67.9%	9.4%	$191,826	68.1%
Sam's Club	**41,582**	**12.1%**	**4.5%**	39,798	12.9%	7.2%	37,119	13.2%
International	**77,116**	**22.3%**	**30.2%**	59,237	19.2%	12.7%	52,543	18.7%
Total net sales	**$344,992**	**100.0%**	**11.7%**	$308,945	100.0%	9.8%	$281,488	100.0%

Our total net sales increased by 11.7% and 9.8% in fiscal 2007 and 2006 when compared to the previous fiscal year. Those increases resulted from our acquisitions, global store expansion programs and comparable store sales increases. Comparable store sales increased 2.0% in fiscal 2007 and 3.4% in fiscal 2006 in the United States. The decrease in comparable store sales is due to a difficult benchmark set in the prior year as a result of hurricane recovery sales activity, softness in the home and apparel categories and pressure from new store expansions within the trade area of established stores. As we continue to add new stores in the United States, we do so with an understanding that additional stores may take sales away from existing units. We estimate that comparable store sales in fiscal 2007, 2006 and 2005 were negatively impacted by the opening of new stores by approximately 1% in fiscal years 2007, 2006 and 2005. We expect that this effect of opening new stores on comparable store sales will continue during fiscal 2008 at a similar rate.

During fiscal 2007 and 2006, foreign currency exchange rates had a $1.5 billion and $1.4 billion favorable impact, respectively, on the International segment's net sales, causing an increase in the International segment's net sales as a percentage of total net sales relative to the Wal-Mart Stores and Sam's Club segments. The acquisition of Sonae and consolidation of Seiyu and CARHCO resulted in a 3.2% increase in net sales for fiscal 2007. Additionally, the decrease in the Sam's Club segment's net sales as a percent of total Company sales in fiscal 2007, when compared to the previous fiscal years resulted from the more rapid development of new stores in the International and Wal-Mart Stores segments than the Sam's Club segment. We expect this trend to continue for the foreseeable future.

Our total gross profit as a percentage of net sales (our "gross margin") was 23.4%, 23.1% and 23.0% in fiscal 2007, 2006 and 2005, respectively. Our Wal-Mart Stores and International segment sales yield higher gross margins than our Sam's Club segment. Accordingly, the greater increases in net sales for the Wal-Mart Stores and International segments in fiscal 2007 and 2006 had a favorable impact on the Company's total gross margin.

Operating, selling, general and administrative expenses ("operating expenses") as a percentage of net sales were 18.6%, 18.0% and 17.8% for fiscal 2007, 2006 and 2005, respectively. Half the increase in operating expenses as a percentage of total net sales was primarily due to the consolidated operations of Seiyu and Sonae, which are entities with less favorable operating expense leverage than our other International operations. The remainder of the increase in operating expenses as a percentage of total net sales was due to faster growth rates in our International segment relative to our Wal-Mart Stores and Sam's Club segments and slightly higher corporate-level general and administrative expenses.

Operating expenses in fiscal 2006 were higher as a percentage of net sales because of increases in utilities, maintenance and repairs and advertising. Increases in these expenses in fiscal 2006 were partially offset by reduced payroll costs as a percentage of net sales.

Interest, net, as a percentage of net sales was essentially flat from fiscal 2005 through fiscal 2007. The increase in interest, net, of $351 million in fiscal 2007 primarily resulted from increased borrowing levels and higher interest rates on our floating-rate debt.

The increase in interest, net, of $198 million in fiscal 2006 was due to increased borrowing levels and higher interest rates, partially offset by a benefit from refund of IRS interest paid, reversal of interest on income tax accruals for prior years, and reduced levels of interest on fiscal 2006 income tax accruals.

Our effective income tax rates for fiscal 2007, 2006 and 2005 were 33.6%, 33.1% and 34.2%, respectively. The fiscal 2007 rate was higher than the fiscal 2006 rate due primarily to resolutions of certain federal and state tax contingencies in fiscal 2006 in excess of those in fiscal 2007. The fiscal 2006 rate was less than the fiscal 2005 rate, due primarily to adjustments in deferred income taxes and resolutions of certain federal and state tax contingencies.

Total net sales increased from our acquisitions, global store expansion programs and comparable store sales increases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Wal-Mart Stores Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Net Sales
2007	**7.8%**	**$17,029**	**11.1%**	**7.5%**
2006	9.4%	15,324	8.2%	7.3%
2005	10.1%	14,163	9.7%	7.4%

The segment net sales increases in fiscal 2007 and fiscal 2006 from the prior fiscal years resulted from comparable store sales increases of 1.9% in fiscal 2007 and 3.0% in fiscal 2006, in addition to our expansion program. The decrease in comparable store sales is due to a difficult benchmark set in the prior year as a result of hurricane recovery sales activity, softness in the home and apparel categories and pressure from new store expansion within the trade area of established stores. We have developed several initiatives to help mitigate new store expansion pressure and to grow comparable store sales. These initiatives include becoming more relevant to the customer by creating a better store shopping experience and continuing to improve our merchandise assortment.

Our expansion programs consist of opening new units, converting discount stores to supercenters, relocating units that result in more square footage, as well as expanding existing stores. Segment expansion during fiscal 2007 included the opening of 15 discount stores, 12 Neighborhood Markets and 276 supercenters (including the conversion and/or relocation of 147 existing discount stores into supercenters). Two discount stores closed in fiscal 2007. During fiscal 2007, our total expansion program added approximately 42 million of store square footage, an 8.4% increase. Segment expansion during fiscal 2006 included the opening of 24 discount stores, 15 Neighborhood Markets and 267 supercenters (including the conversion and/or relocation of 166 existing discount stores into supercenters). Two discount stores closed in fiscal 2006. During fiscal 2006, our total expansion program added approximately 39 million of store square footage, an 8.6% increase.

Fiscal 2007 segment operating income as a percentage of segment net sales was up 0.2 percentage points over fiscal 2006. This increase was driven by a 0.2 percentage point increase in gross margin. The gross margin increase from fiscal 2006 can be attributed to improved initial margin rates in the general merchandise and food areas of our business and a fiscal 2006 adjustment to our product warranty liabilities which had an unfavorable impact on last year's gross margin. Our gross margin increased despite our competitive pricing expansion and our increase in the cost of markdowns as a percentage of segment net sales, which primarily occurred in our home and apparel merchandise assortments. Segment operating expenses as a percentage of segment net sales in fiscal 2007 were essentially flat from fiscal 2006, primarily due to improved labor productivity in the stores, which was offset by higher costs associated with our store maintenance and remodel programs.

Fiscal 2006 segment operating income was down 0.1 percentage points as a percentage of segment net sales. This decrease was driven by a slight decline in gross margin and a 0.1 percentage point increase in operating expenses from fiscal 2006 levels, partially offset by a slight increase in other income as a percentage of segment net sales. The gross margin decrease from fiscal 2005 can be attributed to the continued increase in sales of our lower-margin food items as a percentage of total segment net sales, rising transportation costs, and the unfavorable impact of an adjustment to our product warranty liabilities in fiscal 2006. The segment's operating expenses as a percentage of segment net sales in fiscal 2006 were higher than fiscal 2005 primarily due to expense pressures from utilities and advertising costs.

Sam's Club Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Net Sales
2007	**4.5%**	**$1,512**	**9.2%**	**3.6%**
2006	7.2%	1,385	8.2%	3.5%
2005	7.5%	1,280	13.7%	3.4%

Growth in net sales for the Sam's Club segment in fiscal 2007 and fiscal 2006 resulted from comparable club sales increases of 2.5% in fiscal 2007 and 5.0% in fiscal 2006, along with our club expansion program. Comparable club sales in fiscal 2007 increased at a slower rate than in fiscal 2006 primarily due to lower growth rates in fuel and certain food-related categories and media categories. Fuel sales had a negative impact of 0.4 percentage points on comparable club sales in fiscal 2007, while contributing 1.3 percentage points to fiscal 2006 comparable club sales. Sam's Club segment expansion consisted of the opening of 15 new clubs in fiscal 2007 and 17 clubs in fiscal 2006. Three clubs were closed in fiscal 2007 and one club was closed in fiscal 2006. Our total expansion program added 2.9 million of additional club square footage, or 3.9%, in fiscal 2007 and 2.7 million, or 3.8%, of additional club square footage in fiscal 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consistent with past periods, segment operating income as a percentage of segment net sales increased slightly in fiscal 2007 when compared to fiscal 2006. The increase was due to an improvement in gross margin and membership revenue as a percentage of segment net sales, partially offset by an increase in operating expenses as a percentage of segment net sales. Gross margin as a percentage of segment net sales increased due to strong sales in certain higher-margin categories, including pharmacy and jewelry, during fiscal 2007. Operating expenses as a percentage of segment net sales increased primarily due to a slight increase in employee-related costs in fiscal 2007 when compared to fiscal 2006. Fiscal 2007 also included an $11 million charge related to the closing of three clubs during the year.

Segment operating income as a percentage of segment net sales increased slightly in fiscal 2006 when compared to fiscal 2005. The increase was due to an improvement in operating expenses and other income as a percentage of segment net sales, partially offset by a slight decrease in gross margin as a percentage of segment net sales. Operating expenses as a percentage of segment net sales improved primarily due to lower wage and accident costs as a percentage of segment net sales in fiscal 2006 when compared to fiscal 2005, partially offset by increased utility costs. The increase in other income as a percentage of segment net sales was primarily the result of income recognized from higher membership sales in fiscal 2006. Gross margin as a percentage of segment net sales decreased due to strong segment net sales in certain lower-margin categories, including fuel and tobacco, during fiscal 2006.

International Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Net Sales
2007	**30.2%**	**$4,259**	**21.5%**	**5.5%**
2006	12.7%	3,506	9.7%	5.9%
2005	19.3%	3,197	22.8%	6.1%

At January 31, 2007, our International segment was comprised of wholly-owned operations in Argentina, Brazil, Canada, Puerto Rico and the United Kingdom, the operation of joint ventures in China and the operations of majority-owned subsidiaries in Central America, Japan and Mexico.

The fiscal 2007 increase in the International segment's net sales primarily resulted from:

- the consolidation of Seiyu and CARHCO and the acquisition of Sonae, all of which added 17.1 percentage points to the increase in fiscal 2007 net sales,
- net sales growth from existing units,
- our international expansion program which added 576 units, net of relocations and closings, consisting of 20.4 million, or 12.0%, of additional unit square footage (this includes the consolidation of CARHCO, which added 372 stores and 6.5 million square feet in February 2006) and
- the $1.5 billion favorable impact of changes in foreign currency exchange rates during fiscal 2007.

The fiscal 2006 increase in the International segment's net sales primarily resulted from improved operating execution, our international expansion program and the impact of changes in foreign currency exchange rates. In fiscal 2006, the International segment added 701 units, net of relocations and closings, which added 53 million, or 45.1%, of additional unit square footage. This includes the acquisition of Sonae in Southern Brazil, which added 139 stores and 11 million square feet in December 2005, and the consolidation of Seiyu in Japan, which added 398 stores and 29 million square feet in December 2005. Additionally, the impact of changes in foreign currency exchange rates favorably affected the translation of International segment net sales into U.S. dollars by an aggregate of $1.4 billion in fiscal 2006.

Fiscal 2007 net sales at our United Kingdom subsidiary, Asda, were 37.4% of the International segment net sales. Net sales for Asda included in our Consolidated Statements of Income during fiscal 2007, 2006 and 2005 were $28.9 billion, $26.8 billion and $26.0 billion, respectively.

Fiscal 2007 International segment operating income as a percentage of segment net sales was down from fiscal 2006, primarily due to the impact of the acquisition of Sonae and the consolidation of Seiyu and CARHCO. These acquisitions and consolidations increased gross margin by 0.4 percentage points, increased operating expenses as a percentage of segment net sales by 1.2 percentage points, and reduced operating income as a percent of segment net sales by approximately

Wal-Mart International Total Unit Count


Units
2,800
2,100
1,400
700
0
05
06
07
Fiscal Year

In the past three years, Wal-Mart International has almost doubled its total unit count both through acquisitions and new store openings.

(1) Unit counts are as of December 31, of the years shown for all countries, except Canada and Puerto Rico, which are as of January 31.

0.6 percentage points. The impact of the acquisitions was partially offset by an increase in operating income as a percentage of segment net sales in our other businesses in this segment. Overall, the International segment's gross margin of our other businesses was up 0.2 percentage points in fiscal 2007, primarily driven by improvements in Mexico and Canada resulting from a favorable shift in the mix of products sold toward general merchandise categories which carry a higher margin. Fiscal 2007 operating expenses as a percentage of segment net sales of our other businesses were essentially flat when compared to fiscal 2006. Fiscal 2007 operating income includes a favorable impact of $90 million from changes in foreign currency exchange rates.

While fiscal 2006 International segment operating income as a percentage of segment net sales was down slightly from fiscal 2005, segment gross margin was up 0.5 percentage points. This improvement in segment gross margin was offset by an increase in operating expenses and a decrease in other income, both as a percentage of segment net sales. The International segment's fiscal 2006 improvement in gross margin was primarily due to a favorable shift in the mix of products sold toward general merchandise categories which carry a higher margin. The 0.5 percentage point increase in operating expenses as a percentage of segment net sales in fiscal 2006 was driven primarily by increased advertising, utility and insurance expenditures. Other income as a percentage of segment net sales declined 0.2 percentage points in fiscal 2006 primarily due to a reduction in rental income in Canada and a payroll tax recovery in Mexico in fiscal 2005. Fiscal 2006 operating income includes a favorable impact of $68 million from changes in foreign currency exchange rates.

Liquidity and Capital Resources

Overview
Cash flows provided by operating activities supply us with a significant source of liquidity. Our cash flows from operating activities of continuing operations were $20.2 billion, $17.7 billion and $15.2 billion in fiscal 2007, 2006 and 2005, respectively. The increases in cash flows provided by operating activities for each fiscal year were primarily attributable to improved income from continuing operations and improved management of inventory procurement resulting in accounts payable growing at a faster rate than inventory.

In fiscal 2007, we paid dividends of $2.8 billion, made $15.7 billion in capital expenditures, paid $1.7 billion in cash to repurchase shares of our common stock, received $7.2 billion from the issuance of long-term debt, repaid $5.8 billion of long-term debt and repaid $1.2 million of commercial paper (net of issuances).

Working Capital
Current liabilities exceeded current assets at January 31, 2007, by $5.2 billion, an increase of $166 million from January 31, 2006. Our ratio of current assets to current liabilities was 0.9 to 1 at January 31, 2007 and 2006. At January 31, 2007, we had total assets of $151.2 billion, compared with total assets of $138.2 billion at January 31, 2006. We generally have a working capital deficit due to our efficient use of

Wal-Mart paid dividends totaling approximately $2.8 billion, or $0.67 per share, in fiscal 2007. The dividends paid in fiscal 2007 represent an 11.7% increase over fiscal 2006.

cash in funding operations and in providing returns to shareholders in the form of share repurchases and payment of dividends.

Company Share Repurchase Program
From time to time, we repurchase shares of our common stock under a $10.0 billion share repurchase program authorized by our Board of Directors in September 2004. During the first half of fiscal 2006, we repurchased $3.6 billion of shares under this repurchase program. During the fourth quarter of fiscal 2007, we repurchased $1.8 billion of shares under this repurchase program. At January 31, 2007, approximately $4.3 billion of additional shares may be repurchased under this program.

There is no expiration date for or other restriction limiting the period over which we can make our share repurchases under the program, which will expire only when and if we have repurchased $10.0 billion of our shares under the program. Under the program, repurchased shares are constructively retired and returned to unissued status. We consider several factors in determining when to make share repurchases, including among other things, our current cash needs, our capacity for leverage, our cost of borrowings, and the market price of the stock.

Common Stock Dividends
We paid dividends totaling approximately $2.8 billion, or $0.67 per share, in fiscal 2007. The dividends paid in fiscal 2007 represent an 11.7% increase over fiscal 2006. The fiscal 2006 dividend of $0.60 per share represented a 15.4% increase over fiscal 2005. We have increased our dividend every year since the first dividend was declared in March 1974.

On March 8, 2007, the Company's Board of Directors approved an increase in annual dividends to $0.88 per share, an increase of 31.3% over the dividends paid in fiscal 2007. The annual dividend will be paid in four quarterly installments on April 2, 2007, June 4, 2007, September 4, 2007, and January 2, 2008 to holders of record on March 16, May 18, August 17 and December 14, 2007, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and contingent commitments:

	Payments Due During Fiscal Years Ending January 31,				
(In millions)	Total	2008	2009–2010	2011–2012	Thereafter
Recorded contractual obligations:					
Long-term debt	$32,650	$ 5,428	$ 9,120	$ 5,398	$12,704
Commercial paper	2,570	2,570	–	–	–
Capital lease obligations	5,715	538	1,060	985	3,132
Unrecorded contractual obligations:					
Non-cancelable operating leases	10,446	842	1,594	1,332	6,678
Interest on long-term debt	17,626	1,479	2,482	1,705	11,960
Undrawn lines of credit	6,890	3,390	–	3,500	–
Trade letters of credit	2,986	2,986	–	–	–
Standby letters of credit	2,247	2,247	–	–	–
Purchase obligations	15,168	11,252	3,567	126	223
Total commercial commitments	$96,298	$30,732	$17,823	$13,046	$34,697

Purchase obligations include all legally binding contracts such as firm commitments for inventory and utility purchases, as well as commitments to make capital expenditures, software acquisition/license commitments and legally binding service contracts. Purchase orders for the purchase of inventory and other services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing for payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid of some unrecorded contractual commitments may be different depending on the timing of receipt of goods or services or changes to agreed-upon amounts for some obligations.

Off Balance Sheet Arrangements

In addition to the unrecorded contractual obligations discussed and presented above, the Company has made certain guarantees as discussed below for which the timing of payment, if any, is unknown.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2007, the aggregate termination payment was $69 million. These two arrangements expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $150 million upon termination of some or all of these agreements.

The Company has entered into lease commitments for land and buildings for 141 future locations. These lease commitments with real estate developers provide for minimum rentals ranging from 4 to 30 years, which, if consummated based on current cost estimates, will approximate $72 million annually over the lease terms.

Capital Resources

During fiscal 2007, we issued $7.2 billion of long-term debt. The net proceeds from the issuance of such long-term debt were used to repay outstanding commercial paper indebtedness and for other general corporate purposes.

Management believes that cash flows from operations and proceeds from the sale of commercial paper will be sufficient to finance any seasonal buildups in merchandise inventories and meet other cash requirements.

Management believes that cash flows from operations and proceeds from the sale of commercial paper will be sufficient to finance any seasonal buildups in merchandise inventories and meet other cash requirements. If our operating cash flows are not sufficient to pay dividends and to fund our capital expenditures, we anticipate funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. We plan to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of our credit rating and favorable experiences in the debt market in the recent past. The following table details the ratings of the credit rating agencies that rated our outstanding indebtedness at January 31, 2007.

Rating Agency	Commercial Paper	Long-Term Debt
Standard & Poor's	A-1 +	AA
Moody's Investors Service	P-1	Aa2
Fitch Ratings	F1 +	AA
Dominion Bond Rating Service	R-1(middle)	AA

In the past, we have utilized total debt to total capitalization as the primary metric to monitor our leverage. We now use the ratio of adjusted cash flow from operations to adjusted average debt as our primary leverage metric, which is also consistent with methods commonly used by credit rating agencies to determine our credit rating. Adjusted cash flow from operations as the numerator is defined as cash flow from operations of continuing operations for the current year plus two-thirds of the current year operating rent expense less current year capitalized interest expense. Adjusted average debt as the denominator is defined as average debt plus eight times average operating rent expense. Average debt is the simple average of beginning and ending commercial paper, long-term debt due within one year, obligations under capital leases due in one year, long-term debt, and long-term obligations under capital leases. Average operating rent expense is the simple average of current year and prior year operating rent expense. We believe this metric is useful to investors as it provides them with a tool to measure our leverage. The ratio, as calculated below, exceeds the published threshold requirements to maintain our current credit ratings.

(Amounts in millions except for the calculated ratio)	**Fiscal Year Ended January 31, 2007**
Cash flows from operating activities of continuing operations	**$20,209**
+ Two-thirds current year operating rent expense[1]	**961**
– Current year capitalized interest expense	**182**
Numerator	**$20,988**
Average debt[2]	**$38,874**
Eight times average operating rent expense[3]	**9,604**
Denominator	**$48,478**
Adjusted cash flow from operations to adjusted average debt[4]	**43%**
Cash flow from operations to average debt	**52%**
Selected financial information	
Fiscal year 2007 operating rent expense	**$ 1,441**
Fiscal year 2006 operating rent expense	**960**
Fiscal year 2007 capitalized interest	**182**

	January 31, 2007	Fiscal Year Ended January 31, 2006
Commercial paper	**$ 2,570**	$ 3,754
Long-term debt due in one year	**5,428**	4,595
Obligations under capital leases due within one year	**285**	284
Long-term debt	**27,222**	26,429
Long-term obligations under capital leases	**3,513**	3,667
Total debt	**$39,018**	$38,729

(1) 2/3 X $1,441
(2) ($39,018 + $38,729)/2
(3) 8 X (($1,441 + $960)/2)
(4) The calculation of the ratio as defined

Management's Discussion and Analysis of Financial Condition and Results of Operations

The most recognized directly comparable GAAP measure is the ratio of net cash provided by operating activities of continuing operations for the current fiscal year to average total debt (which excludes any affect of operating leases or capitalized interest) and for which fiscal 2007 was 52%.

Future Expansion

Capital expenditures for fiscal 2008 are expected to be approximately $17 billion, including additions of capital leases. These fiscal 2008 expenditures will include the construction of 5 to 10 new discount stores, 265 to 270 new supercenters (with relocations, conversions or expansions accounting for approximately 145 of those supercenters), 15 to 20 new Neighborhood Markets, 20 to 30 new Sam's Clubs (with relocations or expansions accounting for 15 of those Sam's Clubs) and 320 to 330 new units in our International segment (with relocations or expansions accounting for approximately 30 of those units). We plan to finance this expansion, and any acquisitions of other operations that we may make during fiscal 2008, primarily out of cash flows from operations.

Market Risk

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates and changes in foreign currency exchange rates.

The analysis presented for each of our market risk sensitive instruments is based on a 10% change in interest or foreign currency exchange rates. These changes are hypothetical scenarios used to calibrate potential risk and do not represent our view of future market changes. As the hypothetical figures discussed below indicate, changes in fair value based on the assumed change in rates generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

At January 31, 2007 and 2006, we had $32.7 billion and $31.0 billion, respectively, of long-term debt outstanding. Our weighted-average effective interest rate on long-term debt, after considering the effect of interest rate swaps, was 4.9% and 4.8% at January 31, 2007 and 2006, respectively. A hypothetical 10% increase in interest rates in effect at January 31, 2007 and 2006, would have increased annual interest expense on borrowings outstanding at those dates by $47 million and $48 million, respectively.

At January 31, 2007 and 2006, we had $2.6 billion and $3.8 billion of outstanding commercial paper obligations. The weighted-average interest rate, including fees, on these obligations at January 31, 2007 and 2006, was 5.3% and 3.9%, respectively. A hypothetical 10% increase in commercial paper rates in effect at January 31, 2007 and 2006, would have increased annual interest expense on the outstanding balances on those dates by $14 million.

We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Our preference is to maintain approximately 50% of our debt portfolio, including interest rate swaps, in floating-rate debt. The swap agreements are contracts to exchange fixed- or variable-rates for variable- or fixed-interest rate payments periodically over the life of the instruments. The aggregate fair value of these swaps represented a loss of $1 million at January 31, 2007 and a gain of $133 million at January 31, 2006. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at January 31, 2007, would result in a (loss) or gain in value of the swaps of ($95 million) or $103 million, respectively. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at January 31, 2006, would have resulted in a (loss) or gain in value of the swaps of ($103 million) or $104 million, respectively.

We hold currency swaps to hedge the foreign currency exchange component of our net investments in the United Kingdom and Japan. In addition, we hold a cross-currency swap which hedges the foreign currency risk of debt denominated in currencies other than the local currency. The aggregate fair value of these swaps at January 31, 2007 and 2006, represented a loss of $181 million and $124 million, respectively. A hypothetical 10% increase (or decrease) in the foreign currency exchange rates underlying these swaps from the market rate would result in a (loss) or gain in the value of the swaps of ($178 million) and $196 million at January 31, 2007, and ($96 million) and $78 million at January 31, 2006. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2007 and 2006, would have an insignificant impact on the value of the swaps.

In addition to currency swaps, we have designated debt of approximately £3.0 billion and £2.0 billion as of January 31, 2007 and 2006, respectively, as a hedge of our net investment in the United Kingdom. At January 31, 2007, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the British pound would result in a gain (or loss) in the value of the debt of $594 million. At January 31, 2006, a hypothetical 10% increase (or decrease) in value of the United States dollar relative to the British pound would result in a gain (or loss) in the value of the debt of $359 million. In addition, we have designated debt of approximately ¥142.1 billion and ¥87.1 billion as of January 31, 2007 and 2006, respectively, as a hedge of our net investment in

Wal-Mart's Expansion Program

	FY '08 Expansion
Supercenters	265 - 270
Discount Stores	5 - 10
Neighborhood Markets	15 - 20
Sam's Club	20 - 30
Total U.S. Expansion	305 - 330
International	320 - 330
Total Unit Growth	**625 - 660**

Japan. At January 31, 2007, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the Japanese yen would result in a gain (or loss) in the value of the debt of $103 million. At January 31, 2006, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the Japanese yen would result in a gain (or loss) in the value of the debt of $75 million.

Summary of Critical Accounting Policies

Management strives to report the financial results of the Company in a clear and understandable manner, although in some cases accounting and disclosure rules are complex and require us to use technical terminology. In preparing our Consolidated Financial Statements, we follow accounting principles generally accepted in the United States. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations as reflected in our financial statements. These judgments and estimates are based on past events and expectations of future outcomes. Actual results may differ from our estimates.

Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Inventories

We value our inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all our Wal-Mart Stores segment's merchandise. Sam's Club merchandise and merchandise in our distribution warehouses are valued based on weighted-average cost using the LIFO method. Inventories for international operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out ("FIFO") method.

Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping's retail value. The FIFO cost-to-retail ratio is based on the initial margin of the fiscal year purchase activity. The cost-to-retail ratio for measuring any LIFO reserves is based on the initial margin of the fiscal year purchase activity less the impact of any markdowns. The retail method requires management to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost as well as the amount of gross margin recognized. Judgments made include recording markdowns used to sell through inventory and shrinkage. When management determines the salability of inventory has diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences related to fashion trends could cause material changes in the amount and timing of markdowns from year to year.

When necessary, the Company records a LIFO provision for a quarter for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices except for grocery items, for which we use a consumer price index. At January 31, 2007 and 2006, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.

The Company provides for estimated inventory losses ("shrinkage") between physical inventory counts on the basis of a percentage of sales. The provision is adjusted annually to reflect the historical trend of the actual physical inventory count results. Historically, shrinkage has not been volatile.

Impairment of Assets

We evaluate long-lived assets other than goodwill and assets with indefinite lives for indicators of impairment whenever events or changes in circumstances indicate their carrying values may not be recoverable. Management's judgments regarding the existence of impairment indicators are based on market conditions and our operational performance, such as operating income and cash flows. The evaluation is performed at the lowest level of identifiable cash flows, which is generally at the individual store level or, in certain circumstances, at the market group level. The variability of these factors depends on a number of conditions, including uncertainty about future events and changes in demographics, and thus our accounting estimates may change from period to period. These factors could cause management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in management determining that the value of long-lived assets is impaired, resulting in a writedown of the long-lived assets.

Goodwill and indefinite-lived other acquired intangible assets are not amortized, but are evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of a certain asset may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, and economic and market conditions. These evaluations are based on determining the fair value of a reporting unit or asset using a valuation method such as discounted cash flow or a relative, market-based approach. Historically, the Company has generated sufficient returns to recover the cost of goodwill and indefinite-lived other acquired intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

Income Taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be successfully challenged. When facts and circumstances change, we adjust these reserves through our provision for income taxes. The Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," which will require us to adjust our past methods of judgment in assessing the timing and amounts of deductible and taxable items commencing fiscal year 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Self-Insurance

We use a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, workers' compensation, general liability, vehicle liability and the Company's obligation for employee-related healthcare benefits. Liabilities associated with the risks that we retain are estimated by considering historical claims experience, including frequency, severity, demographic factors, and other actuarial assumptions. In calculating our liability, we analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims made against our self-insured program. The estimated accruals for these liabilities could be significantly affected if future occurrences or loss development differ from these assumptions. For example, for our workers' compensation and general liability, a 1% increase or decrease to the assumptions for claims costs or loss development factors would increase or decrease our self-insurance accrual by $25 million or $72 million, respectively.

For a summary of our significant accounting policies, please see Note 1 to our Consolidated Financial Statements that appear after this discussion.

Forward-Looking Statements

This Annual Report contains statements that Wal-Mart believes are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements include statements under the caption "Results of Operations" in Management's Discussion and Analysis of Financial Condition and Results of Operations regarding the effect of the opening of new stores on existing stores sales and the trend in the percentages that the net sales of certain of our business segments represent of our total net sales, and under the caption "Liquidity and Capital Resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations with respect to our capital expenditures, our ability to fund certain cash flow shortfalls by the sale of commercial paper and long-term debt securities, our ability to sell our long-term securities and our anticipated reasons for repurchasing shares of our common stock and in Note 5 to our Consolidated Financial Statements regarding the possible tax treatment and effect of the loss recorded in connection with the disposition of our German operations in fiscal year 2007. These statements are identified by the use of the words "anticipate," "believe," "could increase," "could result," "expect," "will result," "may result," "plan," "will be" and other, similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance and the anticipation and expectations of Wal-Mart and its management as to future occurrences and trends. These forward-looking statements are subject to certain factors, in the United States and internationally, that could affect our financial performance, business strategy, plans, goals and objectives. Those factors include, but are not limited to, the cost of goods, information security costs, labor costs, the cost of fuel and electricity, the cost of healthcare benefits, insurance costs, cost of construction materials, catastrophic events, competitive pressures, inflation, accident-related costs, consumer buying patterns and debt levels, weather patterns, transport of goods from foreign suppliers, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, changes in tax and other laws and regulations that affect our business, the outcome of legal proceedings to which we are a party, unemployment levels, interest rate fluctuations, changes in employment legislation and other capital market, economic and geo-political conditions and events. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty. The foregoing list of factors that may affect our performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition, results of operations and liquidity in other of our filings with the Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the year ended January 31, 2007, with the SEC on or about March 27, 2007. The forward-looking statements described above are made based on a knowledge of our business and the environment in which we operate. However, because of the factors described and listed above, as well as other factors, or as a result of changes in facts, assumptions not being realized or other circumstance, actual results may materially differ from anticipated results described or implied in these forward-looking statements. We cannot assure the reader that the results or developments expected or anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business or our operations in the way we expect. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements and not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as may be required by applicable law.

Consolidated Statements of Income

(Amounts in millions except per share data)

Fiscal Year Ended January 31,	**2007**	2006	2005
Revenues:			
Net sales	**$344,992**	$308,945	$281,488
Membership and other income	**3,658**	3,156	2,822
	348,650	312,101	284,310
Costs and expenses:			
Cost of sales	**264,152**	237,649	216,832
Operating, selling, general and administrative expenses	**64,001**	55,739	50,178
Operating income	**20,497**	18,713	17,300
Interest:			
Debt	**1,549**	1,171	931
Capital leases	**260**	249	253
Interest income	**(280)**	(242)	(204)
Interest, net	**1,529**	1,178	980
Income from continuing operations before income taxes and minority interest	**18,968**	17,535	16,320
Provision for income taxes:			
Current	**6,276**	5,932	5,326
Deferred	**89**	(129)	263
	6,365	5,803	5,589
Income from continuing operations before minority interest	**12,603**	11,732	10,731
Minority interest	**(425)**	(324)	(249)
Income from continuing operations	**12,178**	11,408	10,482
Loss from discontinued operations, net of tax	**(894)**	(177)	(215)
Net income	**$ 11,284**	$ 11,231	$ 10,267
Basic net income per common share:			
Basic income per share from continuing operations	**$ 2.92**	$ 2.73	$ 2.46
Basic loss per share from discontinued operations	**(0.21)**	(0.05)	(0.05)
Basic net income per share	**$ 2.71**	$ 2.68	$ 2.41
Diluted net income per common share:			
Diluted income per share from continuing operations	**$ 2.92**	$ 2.72	$ 2.46
Diluted loss per share from discontinued operations	**(0.21)**	(0.04)	(0.05)
Diluted net income per share	**$ 2.71**	$ 2.68	$ 2.41
Weighted-average number of common shares:			
Basic	**4,164**	4,183	4,259
Diluted	**4,168**	4,188	4,266
Dividends per common share	**$ 0.67**	$ 0.60	$ 0.52

See accompanying notes.

Consolidated Balance Sheets

(Amounts in millions except per share data)

January 31,	**2007**	2006
Assets		
Current assets:		
Cash and cash equivalents	**$ 7,373**	$ 6,193
Receivables	**2,840**	2,575
Inventories	**33,685**	31,910
Prepaid expenses and other	**2,690**	2,468
Current assets of discontinued operations	**-**	679
Total current assets	**46,588**	43,825
Property and equipment, at cost:		
Land	**18,612**	16,174
Buildings and improvements	**64,052**	55,206
Fixtures and equipment	**25,168**	22,413
Transportation equipment	**1,966**	1,744
Property and equipment, at cost	**109,798**	95,537
Less accumulated depreciation	**(24,408)**	(20,937)
Property and equipment, net	**85,390**	74,600
Property under capital lease:		
Property under capital lease	**5,392**	5,392
Less accumulated amortization	**(2,342)**	(2,127)
Property under capital lease, net	**3,050**	3,265
Goodwill	**13,759**	12,097
Other assets and deferred charges	**2,406**	2,516
Non-current assets of discontinued operations	**-**	1,884
Total assets	**$151,193**	$138,187
Liabilities and shareholders' equity		
Current liabilities:		
Commercial paper	**$ 2,570**	$ 3,754
Accounts payable	**28,090**	25,101
Accrued liabilities	**14,675**	13,274
Accrued income taxes	**706**	1,340
Long-term debt due within one year	**5,428**	4,595
Obligations under capital leases due within one year	**285**	284
Current liabilities of discontinued operations	**-**	477
Total current liabilities	**51,754**	48,825
Long-term debt	**27,222**	26,429
Long-term obligations under capital leases	**3,513**	3,667
Non-current liabilities of discontinued operations	**-**	129
Deferred income taxes and other	**4,971**	4,501
Minority interest	**2,160**	1,465
Commitments and contingencies		
Shareholders' equity:		
Preferred stock ($0.10 par value; 100 shares authorized, none issued)	**-**	-
Common stock ($0.10 par value; 11,000 shares authorized, 4,131 and 4,165 issued and outstanding at January 31, 2007 and January 31, 2006, respectively)	**413**	417
Capital in excess of par value	**2,834**	2,596
Retained earnings	**55,818**	49,105
Accumulated other comprehensive income	**2,508**	1,053
Total shareholders' equity	**61,573**	53,171
Total liabilities and shareholders' equity	**$151,193**	$138,187

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(Amounts in millions except per share data)	Number of Shares	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance – January 31, 2004	4,311	$431	$ 2,135	$ 851	$ 40,206	$ 43,623
Comprehensive income:						
Net income					10,267	10,267
Other comprehensive income:						
Foreign currency translation				1,938		1,938
Net changes in fair values of derivatives				(2)		(2)
Minimum pension liability				(93)		(93)
Total comprehensive income						12,110
Cash dividends ($0.52 per share)					(2,214)	(2,214)
Purchase of Company stock	(81)	(8)	(136)		(4,405)	(4,549)
Stock options exercised and other	4		426			426
Balance – January 31, 2005	4,234	423	2,425	2,694	43,854	49,396
Comprehensive income:						
Net income					11,231	11,231
Other comprehensive income:						
Foreign currency translation				(1,691)		(1,691)
Net changes in fair values of derivatives				(1)		(1)
Minimum pension liability				51		51
Total comprehensive income						9,590
Cash dividends ($0.60 per share)					(2,511)	(2,511)
Purchase of Company stock	(74)	(7)	(104)		(3,469)	(3,580)
Stock options exercised and other	5	1	275			276
Balance – January 31, 2006	**4,165**	**417**	**2,596**	**1,053**	**49,105**	**53,171**
Comprehensive income:						
Net income					**11,284**	**11,284**
Other comprehensive income:						
Foreign currency translation				**1,584**		**1,584**
Net changes in fair values of derivatives				**6**		**6**
Minimum pension liability				**(15)**		**(15)**
Total comprehensive income						**12,859**
Adjustment for initial application of SFAS 158, net of tax				**(120)**		**(120)**
Cash dividends ($0.67 per share)					**(2,802)**	**(2,802)**
Purchase of Company stock	**(39)**	**(4)**	**(52)**		**(1,769)**	**(1,825)**
Stock options exercised and other	**5**		**290**			**290**
Balance – January 31, 2007	**4,131**	**$413**	**$2,834**	**$2,508**	**$55,818**	**$61,573**

See accompanying notes.

Consolidated Statements of Cash Flows

(Amounts in millions)

Fiscal Year Ended January 31,	**2007**	2006	2005
Cash flows from operating activities			
Net income	**$ 11,284**	$ 11,231	$ 10,267
Loss from discontinued operations, net of tax	**894**	177	215
Income from continuing operations	**12,178**	11,408	10,482
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	**5,459**	4,645	4,185
Deferred income taxes	**89**	(129)	263
Other operating activities	**1,039**	613	388
Changes in certain assets and liabilities, net of effects of acquisitions:			
Increase in accounts receivable	**(214)**	(466)	(302)
Increase in inventories	**(1,274)**	(1,761)	(2,515)
Increase in accounts payable	**2,344**	2,425	1,681
Increase in accrued liabilities	**588**	1,002	997
Net cash provided by operating activities of continuing operations	**20,209**	17,737	15,179
Net cash used in operating activities of discontinued operations	**(45)**	(102)	(135)
Net cash provided by operating activities	**20,164**	17,635	15,044
Cash flows from investing activities			
Payments for property and equipment	**(15,666)**	(14,530)	(12,803)
Proceeds from disposal of property and equipment	**394**	1,042	925
Proceeds from disposal of certain international operations, net	**610**	–	–
Investment in international operations, net of cash acquired	**(68)**	(601)	(315)
Other investing activities	**223**	(67)	(99)
Net cash used in investing activities of continuing operations	**(14,507)**	(14,156)	(12,292)
Net cash provided by (used in) investing activities of discontinued operations	**44**	(30)	(59)
Net cash used in investing activities	**(14,463)**	(14,186)	(12,351)
Cash flows from financing activities			
(Decrease) increase in commercial paper	**(1,193)**	(704)	544
Proceeds from issuance of long-term debt	**7,199**	7,691	5,832
Dividends paid	**(2,802)**	(2,511)	(2,214)
Payment of long-term debt	**(5,758)**	(2,724)	(2,131)
Purchase of Company stock	**(1,718)**	(3,580)	(4,549)
Payment of capital lease obligations	**(340)**	(245)	(204)
Other financing activities	**(227)**	(349)	113
Net cash used in financing activities	**(4,839)**	(2,422)	(2,609)
Effect of exchange rate changes on cash	**97**	(101)	205
Net increase in cash and cash equivalents	**959**	926	289
Cash and cash equivalents at beginning of year[1]	**6,414**	5,488	5,199
Cash and cash equivalents at end of year[2]	**$ 7,373**	$ 6,414	$ 5,488
Supplemental disclosure of cash flow information			
Income tax paid	**$ 6,665**	$ 5,962	$ 5,593
Interest paid	**1,553**	1,390	1,163
Capital lease obligations incurred	**159**	286	377

(1) Includes cash and cash equivalents of discontinued operations of $221 million, $383 million and $336 million at January 31, 2007, 2006 and 2005, respectively.

(2) Includes cash and cash equivalents of discontinued operations of $221 million and $383 million at January 31, 2006 and 2005, respectively.

See accompanying notes.

Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Policies

Consolidation
The Consolidated Financial Statements include the accounts of Wal-Mart Stores, Inc. and its subsidiaries ("Wal-Mart" or the "Company"). Significant intercompany transactions have been eliminated in consolidation. Investments in which the Company has a 20% to 50% voting interest and where the Company exercises significant influence over the investee are accounted for using the equity method.

The Company's operations in Argentina, Brazil, China, Costa Rica, El Salvador, Guatemala, Honduras, Japan, Mexico, Nicaragua and the United Kingdom are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company's operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year-end.

The Company consolidates the accounts of certain variable interest entities where it has been determined that Wal-Mart is the primary beneficiary of those entities' operations. The assets, liabilities and results of operations of these entities are not material to the Company.

Cash and Cash Equivalents
The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card, debit card and electronic benefit transactions ("EBT") process within 24-48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card, debit card and EBT transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due from banks for these transactions classified as cash totaled $882 million and $561 million at January 31, 2007 and 2006, respectively.

Receivables
Accounts receivable consist primarily of receivables from insurance companies resulting from our pharmacy sales, receivables from suppliers for marketing or incentive programs, receivables from real estate transactions and receivables from property insurance claims. Additionally, amounts due from banks for customer credit card, debit card and EBT transactions that take in excess of seven days to process are classified as accounts receivable.

Inventories
The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Wal-Mart Stores segment's merchandise inventories. Sam's Club merchandise and merchandise in our distribution warehouses are valued based on the weighted-average cost using the LIFO method. Inventories of foreign operations are primarily valued by the retail method of accounting, using the first-in, first-out ("FIFO") method. At January 31, 2007 and 2006, our inventories valued at LIFO approximate those inventories as if they were valued at FIFO.

Financial Instruments
The Company uses derivative financial instruments for purposes other than trading to manage its exposure to interest and foreign exchange rates, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Contract terms of a hedge instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument's change in fair value will be immediately recognized in earnings. Instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting, are valued at fair value with unrealized gains or losses reported in earnings during the period of change.

Capitalized Interest
Interest costs capitalized on construction projects were $182 million, $157 million, and $120 million in fiscal 2007, 2006 and 2005, respectively.

Long-Lived Assets
Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store level or in certain circumstances a market group of stores. Cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique.

Goodwill and Other Acquired Intangible Assets
Goodwill represents the excess of purchase price over fair value of net assets acquired, and is allocated to the appropriate reporting unit when acquired. Other acquired intangible assets are stated at the fair value acquired as determined by a valuation technique commensurate with the intended use of the related asset. Goodwill and indefinite-lived other acquired intangible assets are not amortized; rather they are evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of the asset may be impaired. Definite-lived other acquired intangible assets are considered long-lived assets and are amortized on a straight-line basis over the periods that expected economic benefits will be provided.

Indefinite-lived other acquired intangible assets are evaluated for impairment based on their fair values using valuation techniques which are updated annually based on the most recent variables and assumptions.

Notes to Consolidated Financial Statements

Goodwill is evaluated for impairment by determining the fair value of the related reporting unit. Fair value is measured based on a discounted cash flow method or relative market-based approach, which utilizes multiples of earnings or revenue of comparable entities. The analyses require significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns to recover the cost of the goodwill.

Goodwill is recorded on the balance sheet in the operating segments as follows (in millions):

January 31,	**2007**	2006
International	**$13,454**	$11,792
Sam's Club	**305**	305
Total goodwill	**$13,759**	$12,097

The change in the International segment's goodwill since fiscal 2006 resulted primarily from the consolidation of Central American Retail Holding Company ("CARHCO"), foreign currency exchange rate fluctuations and the allocation of goodwill to our South Korean operation upon its disposal in October 2006.

Leases

The Company estimates the expected term of a lease by assuming the exercise of renewal options where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal is at the sole discretion of the Company. This expected term is used in the determination of whether a store lease is a capital or operating lease and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the expected lease term or the economic life of the asset. If significant expenditures are made for leasehold improvements late in the expected term of a lease and renewal is reasonably assumed, the useful life of the leasehold improvement is limited to the end of the renewal period or economic life of the asset.

Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company's capital lease tests and in determining straight-line rent expense for operating leases.

Foreign Currency Translation

The assets and liabilities of all foreign subsidiaries are translated using exchange rates at the balance sheet date. The income statements of foreign subsidiaries are translated using average exchange rates for the period. Related translation adjustments are recorded as a component of accumulated other comprehensive income.

Revenue Recognition

The Company recognizes sales revenue net of sales taxes and estimated sales returns at the time it sells merchandise to the customer, except for layaway transactions. The Company recognizes revenue from layaway transactions when the customer satisfies all payment obligations and takes possession of the merchandise. Customer purchases of Wal-Mart and Sam's Club shopping cards are not recognized as revenue until the card is redeemed and the customer purchases merchandise by using the shopping card.

Sam's Club Membership Fee Revenue Recognition

The Company recognizes Sam's Club membership fee revenues both in the United States and internationally over the term of the membership, which is 12 months. The following table details unearned revenues, membership fees received from members and the amount of revenues recognized in earnings for each of the fiscal years 2007, 2006 and 2005 (in millions):

Fiscal Year Ended January 31,	**2007**	2006	2005
Deferred membership fee revenue, beginning of year	**$ 490**	$ 458	$ 449
Membership fees received	**1,030**	940	890
Membership fee revenue recognized	**(985)**	(908)	(881)
Deferred membership fee revenue, end of year	**$ 535**	$ 490	$ 458

Sam's Club membership fee revenue is included in membership and other income in the revenues section of the Consolidated Statements of Income.

The Company's deferred membership fee revenue is included in accrued liabilities in the Consolidated Balance Sheets. The Company's analysis of historical membership fee refunds indicates that such refunds have been nominal. Accordingly, no reserve existed for membership fee refunds at January 31, 2007 and 2006.

Cost of Sales

Cost of sales includes actual product cost, the cost of transportation to the Company's warehouses, stores and clubs from suppliers, the cost of transportation from the Company's warehouses to the stores and clubs and the cost of warehousing for our Sam's Club segment.

Payments from Suppliers

Wal-Mart receives money from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and advertising. Substantially all payments from suppliers are accounted for as a reduction of purchases and recognized in our Consolidated Statements of Income when the related inventory is sold.

Operating, Selling, General and Administrative Expenses
Operating, selling, general and administrative expenses include all operating costs of the Company except those costs related to the transportation of products from the supplier to the warehouses, stores or clubs, the costs related to the transportation of products from the warehouses to the stores or clubs and the cost of warehousing for our Sam's Club segment. As a result, the cost of warehousing and occupancy for our Wal-Mart Stores and International segments distribution facilities are included in operating, selling, general and administrative expenses. Because we do not include the cost of our Wal-Mart Stores and International segments distribution facilities in cost of sales, our gross profit and gross margin may not be comparable to those of other retailers that may include all costs related to their distribution facilities in costs of sales and in the calculation of gross profit and gross margin.

Advertising Costs
Advertising costs are expensed as incurred and were $1.9 billion, $1.6 billion and $1.4 billion in fiscal 2007, 2006 and 2005, respectively. Advertising costs consist primarily of print and television advertisements.

Pre-Opening Costs
The costs of start-up activities, including organization costs and new store openings, are expensed as incurred.

Share-Based Compensation
The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model which was developed for use in estimating the fair value of exchange traded options that have no vesting restrictions and are fully transferable. Option valuation methods require the input of highly subjective assumptions, including the expected stock price volatility. Measured compensation cost, net of estimated forfeitures, is recognized ratably over the vesting period of the related share-based compensation award.

Share-based compensation awards that may be settled in cash are accounted for as liabilities and marked to market each period. Measured compensation cost for performance-based awards is recognized only if it is probable that the performance condition will be achieved.

Insurance/Self-Insurance
The Company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, workers' compensation, general liability, vehicle liability and the Company's obligation for employee-related healthcare benefits. Liabilities associated with these risks are estimated by considering historical claims experience, demographic factors, frequency and severity factors and other actuarial assumptions.

Depreciation and Amortization
Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under capital leases for fiscal years 2007, 2006 and 2005 was $5.5 billion, $4.6 billion and $4.2 billion, respectively. For income tax purposes, accelerated methods of depreciation are used with recognition of deferred income taxes for the resulting temporary differences. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining expected lease term. Estimated useful lives for financial statement purposes are as follows:

Buildings and improvements	5–50 years
Fixtures and equipment	3–12 years
Transportation equipment	3–15 years

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

In determining the quarterly provision for income taxes, the Company uses an annual effective tax rate based on expected annual income and statutory tax rates. The effective tax rate also reflects the Company's assessment of the ultimate outcome of tax audits. Significant discrete items are separately recognized in the income tax provision in the quarter in which they occur.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. Reserves are established when, despite management's belief that the Company's tax return positions are fully supportable, management believes that certain positions may be successfully challenged. When facts and circumstances change, these reserves are adjusted through the provision for income taxes.

Notes to Consolidated Financial Statements

Accrued Liabilities

Accrued liabilities consist of the following (dollars in millions):

January 31,	2007	2006
Accrued wages and benefits	$ 5,347	$ 4,414
Self-insurance	2,954	2,583
Other	6,374	6,277
Total accrued liabilities	$14,675	$13,274

Net Income Per Common Share

Basic net income per common share is based on the weighted-average number of outstanding common shares. Diluted net income per common share is based on the weighted-average number of outstanding shares adjusted for the dilutive effect of stock options and restricted stock grants. The dilutive effect of stock options and restricted stock was 4 million, 5 million and 7 million shares in fiscal 2007, 2006 and 2005, respectively. The Company had approximately 62 million, 57 million and 59 million option shares outstanding at January 31, 2007, 2006 and 2005, respectively, which were not included in the diluted net income per share calculation because their effect would be antidilutive.

Estimates and Assumptions

The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities. They also affect the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.

2 Commercial Paper and Long-Term Debt

Information on short-term borrowings and interest rates is as follows (dollars in millions):

Fiscal Year	2007	2006	2005
Maximum amount outstanding at any month end	$7,968	$9,054	$7,782
Average daily short-term borrowings	4,741	5,719	4,823
Weighted-average interest rate	4.7%	3.4%	1.6%

Short-term borrowings consisted of $2.6 billion and $3.8 billion of commercial paper at January 31, 2007 and 2006, respectively. At January 31, 2007, the Company had committed lines of credit of $6.5 billion with 54 firms and banks, which were used to support commercial paper. The committed lines of credit mature at varying times starting between June 2008 and June 2011, carry interest rates of LIBOR plus 11 to 13 basis points and at prime plus zero to 50 basis points, and incur commitment fees of 2 to 7.5 basis points on undrawn amounts.

Long-term debt at January 31, consists of (in millions):

Interest Rate	Due by Fiscal Year	2007	2006
1.200 – 6.875%	Notes due 2010	$ 4,614	$ 4,527
5.250%	Notes due 2036	4,465	4,279
0.310 – 9.200%, LIBOR less 0.10%	Notes due 2009	4,372	2,800
0.1838 – 10.880%	Notes due 2011[1]	3,292	3,308
2.875 – 13.750%, LIBOR less 0.1025%	Notes due 2008	3,141	3,311
0.750 – 7.250%	Notes due 2014	2,970	2,885
1.200 – 4.125%	Notes due 2012	2,426	2,015
5.750 – 7.550%	Notes due 2031	1,983	1,890
4.875%	Notes due 2039	1,966	–
5.502%	Notes due 2027[1]	1,000	–
3.150 – 6.630%	Notes due 2016	769	767
2.950 – 5.006%	Notes due 2019[1]	515	516
6.750%	Notes due 2024	250	266
2.100 – 2.875%	Notes due 2015	45	53
2.000 – 2.500%	Notes due 2017	37	41
3.750 – 5.000%	Notes due 2018	28	31
1.600 – 2.300%	Notes due 2013	18	23
1.100 – 13.250%, LIBOR less 0.140%	Notes due 2007	–	3,415
5.170%	Notes due 2021	–	25
Other[2]		759	872
Total		$32,650	$31,024

(1) Notes due in 2011 and 2019 both include $500 million put options. Notes due in 2027 include $1.0 billion put options.
(2) Includes adjustments to debt hedged by derivatives.

The Company has $2.0 billion in debt with embedded put options. The holders of one $500 million debt issuance may require the Company to repurchase the debt at par plus accrued interest at any time. Two issues of money market puttable reset securities, one in the amount of $500 million and the second in the amount of $1.0 billion, are structured to be remarketed in connection with the annual reset of the interest rate. If, for any reason, the remarketing of the notes does not occur at the time of any interest rate reset, the holders of the notes must sell, and the Company must repurchase, the notes at par. All of these issuances have been classified as long-term debt due within one year in the Consolidated Balance Sheets.

In connection with the Company's borrowing arrangements, the Company is not required to observe financial covenants. However, under certain lines of credit totaling $6.0 billion, which were undrawn as of January 31, 2007, the Company has agreed to observe certain covenants, the most restrictive of which relates to minimum amounts of additional secured debt and long-term leases. In addition, one of our subsidiaries has restrictive financial covenants on $2.0 billion of long-term debt that requires it to maintain certain equity, sales, and profit levels. The Company was in compliance with these covenants at January 31, 2007.

Long-term debt is unsecured except for $333 million, which is collateralized by property with an aggregate carrying value of approximately $1.3 billion. Annual maturities of long-term debt during the next five years and thereafter are (in millions):

Fiscal Year Ended January 31,	Annual Maturity
2008	$ 5,428
2009	4,499
2010	4,621
2011	2,875
2012	2,523
Thereafter	12,704
Total	$32,650

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedule above. The resulting obligations mature as follows during the next five years and thereafter (in millions):

Fiscal Year Ended January 31,	Annual Maturities
2008	$ 10
2009	10
2010	10
2011	10
2012	10
Thereafter	300
Total	$350

The Company had trade letters of credit outstanding totaling $3.0 billion and $2.6 billion at January 31, 2007 and 2006, respectively. At January 31, 2007 and 2006, the Company had standby letters of credit outstanding totaling $2.2 billion and $2.3 billion, respectively. These letters of credit were issued primarily for the purchase of inventory and self-insurance purposes.

3 Financial Instruments

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest and foreign exchange rates. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of the Company's derivative financial instruments is used to measure interest to be paid or received and does not represent the Company's exposure due to credit risk. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) when appropriate. The majority of the Company's transactions are with counterparties rated "AA-" or better by nationally recognized credit rating agencies.

Fair Value Instruments

The Company enters into interest rate swaps to minimize the risks and costs associated with its financing activities. Under the swap agreements, the Company pays variable-rate interest and receives fixed-rate interest payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. All of the Company's interest rate swaps that receive fixed interest rate payments and pay variable interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments exactly match those of the instruments being hedged, the derivative instruments were assumed to be perfectly effective hedges and all changes in fair value of the hedges were recorded on the balance sheet with no net impact on the income statement.

Notes to Consolidated Financial Statements

Net Investment Instruments
At January 31, 2007, the Company is party to cross-currency interest rate swaps that hedge its net investment in the United Kingdom. At January 31, 2006, the Company was party to cross-currency interest rate swaps that hedge its net investments in the United Kingdom and Japan. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency.

The Company has outstanding approximately £3.0 billion and £2.0 billion of debt that is designated as a hedge of the Company's net investment in the United Kingdom as of January 31, 2007 and 2006, respectively. The Company also has outstanding approximately ¥142.1 billion and ¥87.1 billion of debt that is designated as a hedge of the Company's net investment in Japan at January 31, 2007 and 2006, respectively. All changes in the fair value of these instruments are recorded in accumulated other comprehensive income, offsetting the foreign currency translation adjustment that is also recorded in accumulated other comprehensive income.

Cash Flow Instruments
The Company was party to a cross-currency interest rate swap to hedge the foreign currency risk of certain foreign-denominated debt. The swap was designated as a cash flow hedge of foreign currency exchange risk. The agreement was a contract to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. Changes in the foreign currency spot exchange rate resulted in reclassification of amounts from accumulated other comprehensive income to earnings to offset transaction gains or losses on foreign-denominated debt. The instruments matured in fiscal 2007.

Fair Value of Financial Instruments

Instrument	Notional Amount		Fair Value	
Fiscal Year Ended January 31, *(in millions)*	**2007**	2006	**2007**	2006
Derivative financial instruments designated for hedging:				
Receive fixed-rate, pay floating rate interest rate swaps designated as fair value hedges	**$ 5,195**	$ 6,945	**$ (1)**	$ 133
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net investment hedges (Cross-currency notional amount: GBP 795 at 1/31/2007 and 1/31/2006)	**1,250**	1,250	**(181)**	(107)
Receive fixed-rate, pay fixed-rate cross-currency interest rate swap designated as a cash flow hedge (Cross-currency notional amount: CAD 0 and CAD 503 at 1/31/2007 and 1/31/2006, respectively)	**-**	325	**-**	(120)
Receive fixed-rate, pay fixed-rate cross-currency interest rate swap designated as a net investment hedge (Cross-currency notional amount: ¥0 and ¥52,056 at 1/31/2007 and 1/31/2006, respectively)	**-**	432	**-**	(17)
Total	**$ 6,445**	$ 8,952	**$ (182)**	$ (111)
Non-derivative financial instruments:				
Long-term debt	**$32,650**	$31,024	**$32,521**	$31,580

Hedging instruments with an unrealized gain are recorded on the Consolidated Balance Sheets in other current assets or other assets and deferred charges, based on maturity date. Those instruments with an unrealized loss are recorded in accrued liabilities or deferred income taxes and other, based on maturity date.

Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.

Long-term debt: Fair value is based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Fair value instruments and net investment instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.

4 Accumulated Other Comprehensive Income

Comprehensive income is net income plus certain other items that are recorded directly to shareholders' equity. Amounts included in accumulated other comprehensive income for the Company's derivative instruments and minimum pension liabilities are recorded net of the related income tax effects. The following table gives further detail regarding changes in the composition of accumulated other comprehensive income during fiscal 2007, 2006 and 2005 (in millions):

	Foreign Currency Translation	Derivative Instruments	Minimum Pension Liability	Total
Balance at January 31, 2004	$ 1,044	$ (3)	$ (190)	$ 851
Foreign currency translation adjustment	1,938			1,938
Change in fair value of hedge instruments		(43)		(43)
Reclassification to earnings		41		41
Subsidiary minimum pension liability			(93)	(93)
Balance at January 31, 2005	$ 2,982	$ (5)	$ (283)	$ 2,694
Foreign currency translation adjustment	(1,691)			(1,691)
Change in fair value of hedge instruments		(31)		(31)
Reclassification to earnings		30		30
Subsidiary minimum pension liability			51	51
Balance at January 31, 2006	**$1,291**	**$ (6)**	**$(232)**	**$1,053**
Foreign currency translation adjustment	**1,584**			**1,584**
Change in fair value of hedge instruments		**123**		**123**
Reclassification to earnings		**(117)**		**(117)**
Subsidiary minimum pension liability			**(15)**	**(15)**
Adjustment for initial application of SFAS 158, net of tax			**(120)**	**(120)**
Balance at January 31, 2007	**$2,875**	**$ -**	**$(367)**	**$2,508**

The foreign currency translation amount includes translation gains of $143 million, $521 million, and $292 million at January 31, 2007, 2006 and 2005, respectively, related to net investment hedges of our operations in the United Kingdom and Japan.

In conjunction with the disposition of our operations in South Korea and Germany, the Company reclassified $603 million from foreign currency translation amounts included in accumulated other comprehensive income into discontinued operations within our Consolidated Statements of Income for fiscal year 2007.

5 Income Taxes

The income tax provision consists of the following (in millions):

Fiscal Year Ended January 31,	**2007**	2006	2005
Current:			
Federal	**$4,871**	$4,646	$4,116
State and local	**522**	449	640
International	**883**	837	570
Total current tax provision	**6,276**	5,932	5,326
Deferred:			
Federal	**(15)**	(62)	311
State and local	**4**	56	(71)
International	**100**	(123)	23
Total deferred tax provision	**89**	(129)	263
Total provision for income taxes	**$6,365**	$5,803	$5,589

Income from continuing operations before income taxes and minority interest by jurisdiction is as follows (in millions):

Fiscal Year Ended January 31,	**2007**	2006	2005
United States	**$15,158**	$14,447	$13,599
Outside the United States	**3,810**	3,088	2,721
Total income from continuing operations before income taxes and minority interest	**$18,968**	$17,535	$16,320

Items that give rise to significant portions of the deferred tax accounts are as follows (in millions):

January 31,	**2007**	2006
Deferred tax liabilities		
Property and equipment	**$3,153**	$2,816
Inventory	**600**	551
Other	**282**	392
Total deferred tax liabilities	**$4,035**	$3,759
Deferred tax assets		
Net operating loss carryforwards	**$ 865**	$ 892
Amounts accrued for financial reporting purposes not yet deductible for tax purposes	**1,847**	1,668
Share-based compensation	**300**	248
Other	**846**	737
Total deferred tax assets	**3,858**	3,545
Valuation allowance	**(921)**	(912)
Total deferred tax assets, net of valuation allowance	**$2,937**	$2,633
Net deferred tax liabilities	**$1,098**	$1,126

The change in the Company's net deferred tax liability is impacted by foreign currency translation.

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income is as follows:

Fiscal Year Ended January 31,	**2007**	2006	2005
Statutory tax rate	**35.00%**	35.00%	35.00%
State income taxes, net of federal income tax benefit	**1.80%**	1.85%	2.27%
Income taxes outside the United States	**(1.84%)**	(2.09%)	(2.21%)
Other	**(1.40%)**	(1.67%)	(0.81%)
Effective income tax rate	**33.56%**	33.09%	34.25%

Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $8.7 billion at January 31, 2007 and $6.8 billion at January 31, 2006, as such earnings have been permanently reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

The Company had foreign net operating loss carryforwards of $2.3 billion and $2.4 billion at January 31, 2007 and 2006, respectively. Of these amounts, $2.0 billion relates to pre-acquisition losses at January 31, 2007 and 2006. Any tax benefit ultimately realized from these pre-acquisition net operating loss carryforwards will adjust goodwill. Net operating loss carryforwards of $1.3 billion expire in various years through 2014. Prior year amounts have been restated for losses of the discontinued operations and for certain pre-acquisition losses now included.

During fiscal 2007, the Company recorded a pretax loss of $918 million on the disposition of its German operations. In addition, the Company recognized a tax benefit of $126 million related to this transaction. See Note 6, Acquisitions and Disposals, for additional information about this transaction. The Company plans to deduct the tax loss realized on the disposition of its German operations as an ordinary worthless stock deduction. Final resolution of the amount and character of the deduction may result in the recognition of additional tax benefits of up to $1.6 billion which may be included in discontinued operations in future periods. The Internal Revenue Service often challenges the characterization of such deductions. If the loss is recharacterized as a capital loss, any such capital loss could only be realized by offset against future capital gains and would expire in 2012. Any deferred tax asset, net of its related valuation allowance, resulting from the characterization of the loss as capital may be included with the Company's non-current assets of discontinued operations.

6 Acquisitions and Disposals

Acquisitions

During December 2005, the Company purchased an additional interest in The Seiyu, Ltd. ("Seiyu"), for approximately $570 million, bringing the Company's total investment in Seiyu, including adjustments arising from the equity method of accounting, to $1.2 billion. Seiyu is a retailer in Japan, that currently operates 392 stores selling apparel, general merchandise, food and certain services. Following this additional purchase, the Company owned approximately 53.3% of Seiyu common shares. Beginning on the date of the controlling interest purchase, the Company began consolidating Seiyu as a majority-owned subsidiary using a December 31 fiscal year-end. Seiyu's results of operations from the date of consolidation through January 31, 2007, were not material to the Company. As a result of the initial consolidation of Seiyu, total assets and liabilities of $6.7 billion and $5.6 billion, respectively, were recorded in our Consolidated Financial Statements. Goodwill recorded in the consolidation amounted to approximately $1.5 billion.

The minority interest in Seiyu is represented, in part, by shares of Seiyu's preferred stock that are convertible into shares of Seiyu common stock. If the minority holder of Seiyu's preferred stock proposes to sell or convert its shares of preferred stock, the Company has the right to purchase those shares at a predetermined price. In June 2006, the Company purchased certain of the minority holder's Seiyu preferred shares for approximately $45 million. None of the Seiyu preferred shares owned by the Company, including the preferred shares purchased in June, have been converted into Seiyu common shares. If converted, the Company would own approximately 55.3% of Seiyu's common shares.

Through a warrant exercisable through December 2007, the Company can contribute approximately ¥154.6 billion for approximately 539 million additional common shares of Seiyu stock. If the warrant is exercised, the Company would own approximately 71% of the common shares of Seiyu. These percentages assume no conversion of Seiyu's preferred stock into common shares and no other issuances of Seiyu common shares.

In December 2005, the Company completed the purchase of Sonae Distribuição Brasil S.A. ("Sonae"), a retail operation in Southern Brazil, that currently operates 139 hypermarkets, supermarkets and warehouse units. The purchase price was approximately $720 million including transaction costs. Assets recorded in the acquisition of Sonae were $1.3 billion and liabilities assumed were $566 million. As a result of the Sonae acquisition, we recorded goodwill of $305 million and other identifiable intangible assets of $89 million. Sonae's results of operations, which were not material to the Company, are included in our Consolidated Financial Statements following the date of acquisition through January 31, 2007, using a December 31 fiscal year-end.

In September 2005, the Company acquired a 33.3% interest in CARHCO, a retailer that currently operates 413 supermarkets and other stores in Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua. The purchase price was approximately $318 million, including transaction costs. In fiscal 2006, the Company accounted for its investment in CARHCO under the equity method. Concurrent with the purchase of the investment in CARHCO, the Company entered into an agreement to purchase an additional 17.7% of CARHCO in the first quarter of fiscal 2007 and an option agreement that will allow the Company to purchase up to an additional 24% beginning in September 2010 from the shareholders of CARHCO. To the extent that the Company does not exercise its option to purchase the additional 24% of CARHCO, the minority shareholders will have certain put rights that could require the Company to purchase the additional 24% of CARHCO after September 2012.

In February 2006, the Company purchased the additional 17.7% of CARHCO for a purchase price of approximately $212 million. Following this purchase, the Company began consolidating CARHCO as a majority-owned subsidiary using a December 31 fiscal year-end. CARHCO's results of operations from the date of consolidation through January 31, 2007, were not material to the Company. As a result of the consolidation of CARHCO, total assets and liabilities of $1.3 billion and $576 million, respectively, were recorded in our Consolidated Financial Statements. Goodwill and identifiable intangible assets recorded in the consolidation amounted to approximately $412 million and $97 million, respectively. During fiscal 2007, CARHCO was renamed Wal-Mart Central America.

Disposals

During fiscal 2007, the Company entered into definitive agreements to dispose of our operations in South Korea and Germany, which were included in our International segment. Consequently, the net losses related to these operations, our gain on the disposition of our South Korea operations, and the loss on the disposition of our German operations are presented as discontinued operations in our Consolidated Statements of Income and our Consolidated Statements of Cash Flows for all periods presented. Additionally, the asset groups disposed of are reported as assets and liabilities of discontinued operations in our Consolidated Balance Sheets as of January 31, 2006.

In May 2006, the Company announced the sale of its retail business in South Korea, which operated 16 stores, to Shinsegae Co., Ltd., for Won 825 billion, subject to certain closing adjustments. This transaction was approved by the Korea Fair Trade Commission in September 2006 and closed during the third quarter of fiscal 2007. The Company recorded a pretax gain on the sale of $103 million, and tax expense of $63 million during fiscal 2007. In determining the gain on the disposition of our South Korean operations, the Company allocated $206 million of goodwill from the reporting unit. The transaction continues to be subject to certain indemnification obligations. In the event there are any additional charges associated with this divestiture, we will record and report such amounts through discontinued operations in future periods.

Notes to Consolidated Financial Statements

In July 2006, the Company agreed to dispose of its German operations, which operated 85 stores, to Metro AG, and recorded a pretax loss of $918 million during fiscal 2007. The transaction was approved by the European competition authorities and closed during the third quarter of fiscal 2007. In addition, the Company recognized a tax benefit of $126 million related to this transaction in fiscal 2007. The transaction continues to be subject to a post-closing adjustment and other indemnification obligations. In the event there are any additional charges associated with this divestiture, we will record and report such amounts through discontinued operations in future periods.

In addition to the gain and loss on the dispositions noted above, discontinued operations as presented in the Company's Consolidated Statements of Income also include net sales and net operating losses from our South Korean and German operations as follows:

Fiscal Year Ended January 31,	**2007**	2006	2005
Net sales	**$2,489**	$3,482	$3,734
Net losses	**(142)**	(177)	(215)

7 Share-Based Compensation Plans

As of January 31, 2007, the Company has awarded share-based compensation to executives and other associates of the Company through various share-based compensation plans. The compensation cost recognized for all plans was $271 million, $244 million, and $204 million for fiscal 2007, 2006 and 2005, respectively. The total income tax benefit recognized for all share-based compensation plans was $101 million, $82 million and $71 million for fiscal 2007, 2006 and 2005, respectively.

On February 1, 2003, the Company adopted the expense recognition provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), restating results for prior periods. In December 2004, the Financial Accounting Standards Board issued a revision of SFAS 123 ("SFAS 123(R)"). The Company adopted the provisions of SFAS 123(R) upon its release. The adoption of SFAS 123(R) did not have a material impact on our results of operations, financial position or cash flows. All share-based compensation is accounted for in accordance with the fair-value based method of SFAS 123(R).

The Company's Stock Incentive Plan of 2005 (the "Plan"), which is shareholder-approved, was established to grant stock options, restricted (non-vested) stock and performance share compensation awards to its associates, and 210 million shares of common stock to be issued under the Plan have been registered under the Securities Act of 1933. The Company believes that such awards better align the interests of its associates with those of its shareholders.

Under the Plan and prior plans, substantially all stock option awards have been granted with an exercise price equal to the market price of the Company's stock at the date of grant. Generally, outstanding options granted before fiscal 2001 vest over seven years. Options granted after fiscal 2001 generally vest over five years. Shares issued upon the exercise of options are newly issued. Options granted generally have a contractual term of 10 years.

The Company's United Kingdom subsidiary, Asda, also offers two other stock option plans to its associates. The first plan, The Asda Colleague Share Ownership Plan 1999 ("CSOP"), grants options to certain associates. Options granted under the CSOP Plan generally expire six years from the date of grant, with half vesting on the third anniversary of the grant and the other half on the sixth anniversary of the date of grant. Shares in the money at the vesting date are exercised while shares out of the money at the vesting date expire. The second plan, The Asda Sharesave Plan 2000 ("Sharesave"), grants options to certain associates at 80% of market value on the date of grant. Sharesave options become exercisable after either a three-year or five-year period and generally lapse six months after becoming exercisable. The Asda Colleague Share Ownership Plan 1999 and The Asda ShareSave Plan 2000 were registered to grant stock options to its colleagues for up to 34 million shares of common stock.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs, which are noted in the following table. Generally, the Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected life of the option, the Company bases its estimates on historical exercise and expiration activity of grants with similar vesting periods. Expected volatility is based on historical volatility of our stock and the expected risk-free interest rate is based on the United States Treasury yield curve at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant. The following tables represent a weighted average of the assumptions used by the Company to estimate the fair values of the Company's stock options at the grant dates:

Fiscal Year Ended January 31,	**2007**	2006	2005
Dividend yield	**2.3%**	1.6%	1.1%
Volatility	**19.4%**	20.8%	25.7%
Risk-free interest rate	**4.8%**	4.0%	3.3%
Expected life in years	**5.3**	4.1	4.9

Notes to Consolidated Financial Statements

A summary of the stock option award activity for fiscal 2007 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding at January 31, 2006	71,911,000	$ 49.69		
Granted	12,451,000	43.74		
Exercised	(5,015,000)	26.31		
Forfeited or expired	(7,971,000)	47.36		
Outstanding at January 31, 2007	**71,376,000**	**$48.65**	**6.6**	**$130,266,000**
Exercisable at January 31, 2007	**36,917,000**	**$48.82**	**5.1**	**$ 82,447,000**

As of January 31, 2007, there was $310 million of total unrecognized compensation cost related to stock options granted under the Plan, which is expected to be recognized over a weighted-average period of 3.0 years. The total fair value of options vested during the fiscal years ended January 31, 2007, 2006, and 2005, was $160 million, $197 million and $161 million, respectively.

The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2007, 2006 and 2005, was $9.20, $11.82 and $11.39, respectively. The total intrinsic value of options exercised during the years ended January 31, 2007, 2006 and 2005, was $103 million, $125 million and $235 million, respectively.

Under the Plan, the Company grants various types of awards of restricted (non-vested) stock to certain associates. These grants include awards for shares that vest based on the passage of time, performance criteria, or both. Vesting periods vary. The restricted stock awards may be settled in stock, or deferred as stock or cash, based upon the associate's election. Consequently, these awards are classified as liabilities in the accompanying balance sheets unless the associate has elected for the award to be settled or deferred in stock. The restricted stock rights awards are settled in stock.

During fiscal 2005, the Company began issuing performance share awards under the Plan which vesting is based on the passage of time and achievement of performance criteria. These awards accrue to the associate based on the extent to which revenue growth and return on investment goals are attained or exceeded over a one- to three-year period. Based on the extent to which the targets are achieved, vested shares may range from 0% to 150% of the original award amount. Because the performance shares may be settled in stock or cash, the performance shares are accounted for as liabilities in the accompanying balance sheets.

The fair value of the restricted stock liabilities is remeasured each reporting period. The total liability for restricted stock and performance share awards at January 31, 2007, was $153 million.

A summary of the Company's non-vested restricted stock and performance share award activity for fiscal 2007 is presented below and represents the maximum number of shares that could be earned or vested under the Plan:

Non-Vested Restricted Stock and Performance Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Restricted stock and performance share awards at January 31, 2006	7,899,000	$ 48.28
Granted	8,022,000	45.95
Vested	(833,000)	49.05
Forfeited	(1,042,000)	48.95
Restricted stock and performance share awards at January 31, 2007	**14,046,000**	**$46.85**

As of January 31, 2007, there was $360 million of total unrecognized compensation cost related to restricted stock and performance share awards granted under the Plan, which is expected to be recognized over a weighted-average period of 3.9 years. The total fair value of shares vested during the fiscal years ended January 31, 2007, 2006 and 2005, was $38 million, $20 million and $34 million, respectively.

Notes to Consolidated Financial Statements

8 Litigation

The Company is involved in a number of legal proceedings. In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," the Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company's Consolidated Financial Statements. The Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company's shareholders. The matters, or groups of related matters, discussed below, if decided adversely to or settled by the Company, individually or in the aggregate, may result in liability material to the Company's financial condition or results of operations.

The Company is a defendant in numerous cases containing class-action allegations in which the plaintiffs are current and former hourly associates who allege that the Company forced them to work "off the clock" or failed to provide work breaks, or otherwise that they were not paid for work performed. The complaints generally seek unspecified monetary damages, injunctive relief, or both. Class or collective-action certification has yet to be addressed by the court in a majority of these cases. Where it has been addressed, certification has been denied in fourteen of these cases; has been granted in whole or in part in eight of these cases; and has been conditionally granted for notice purposes only in two of these cases. In another five such cases, certification was denied and the case was then dismissed, and in one additional such case, certification was granted and the case was then dismissed. The Company cannot reasonably estimate the possible loss or range of loss which may arise from these lawsuits.

One of the class-action lawsuits described above is *Savaglio v. Wal-Mart Stores, Inc.*, a class-action lawsuit in which the plaintiffs allege that they were not provided meal and rest breaks in accordance with California law, and seek monetary damages and injunctive relief. A jury trial on the plaintiffs' claims for monetary damages concluded on December 22, 2005. The jury returned a verdict of approximately $57 million in statutory penalties and $115 million in punitive damages. Following a bench trial in June 2006, the judge entered an order allowing some, but not all, of the injunctive relief sought by the plaintiffs. On December 27, 2006, the judge entered an order awarding the plaintiffs an additional amount of approximately $26 million in costs and attorneys' fees. The Company believes it has substantial defenses to the claims at issue, and on January 31, 2007, the Company filed its Notice of Appeal.

In another of the class-action lawsuits described above, *Braun/Hummel v. Wal-Mart Stores, Inc.*, a jury trial was commenced on September 5, 2006, in Philadelphia, Pennsylvania. The plaintiffs allege that the Company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks. On October 13, 2006, the jury awarded back-pay damages to the plaintiffs of approximately $78 million on their claims for off-the-clock work and missed rest breaks. The jury found in favor of the Company on the plaintiffs' meal-period claims. The plaintiffs are now seeking an additional award of approximately $62 million in statutory penalties, plus prejudgment interest and attorneys' fees. The Company believes it has substantial defenses to the claims at issue, and intends to challenge the verdict in post-trial motions and, if necessary, on appeal.

Another of the class-action lawsuits described above, *Salvas v. Wal-Mart Stores, Inc.*, had been scheduled to go to trial on October 2, 2006, before a jury in Cambridge, Massachusetts. The plaintiffs alleged that the Company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks, and were seeking approximately $90 million in back pay, plus statutory treble damages, interest and attorneys' fees. Shortly before the scheduled trial date, however, the judge took the case off the trial docket in order to consider Wal-Mart's motion to decertify the class, and on November 7, 2006, the judge entered an order decertifying the class entirely. It is anticipated that the judge will certify his ruling for an immediate appeal.

A putative class action is pending in California challenging the methodology of payments made under various associate incentive bonus plans. The court has made no decision on class certification in this case. The Company cannot reasonably estimate the possible loss or range of loss which may result from this lawsuit.

The Company is currently a defendant in five putative class actions brought on behalf of salaried managers who challenge their exempt status under state and federal laws, which are pending in California, Michigan, New Mexico and Tennessee. Conditional certification for notice purposes under the FLSA has been granted in one of these cases *(Comer v. Wal-Mart Stores, Inc.)*. In another, class certification has been denied *(Sepulveda v. Wal-Mart Stores, Inc.)*. The Company cannot reasonably estimate the possible loss or range of loss which may arise from these lawsuits.

The Company is a defendant in *Dukes v. Wal-Mart Stores, Inc.*, a class-action lawsuit commenced in June 2001 and pending in the United States District Court for the Northern District of California. The case was brought on behalf of all past and present female employees in all of the Company's retail stores and warehouse clubs in the United States. The complaint alleges that the Company has engaged in a pattern and practice of discriminating against women in promotions, pay, training and job assignments. The complaint seeks, among other things, injunctive relief, front pay, back pay, punitive damages, and attorneys' fees. On June 21, 2004, the district court issued an order granting in part and denying in part the plaintiffs' motion for class certification. The class, which was certified by the district court for purposes of liability, injunctive and declaratory relief, punitive damages, and lost pay, subject to certain exceptions, includes all women employed at any Wal-Mart domestic retail store at any time since December 26, 1998, who have been or may be subjected to the pay and management track promotions policies and practices challenged by the plaintiffs. The class as certified currently includes approximately 1.6 million present and former female associates.

The Company believes that the district court's ruling is incorrect. On August 31, 2004, the United States Court of Appeals for the Ninth Circuit granted the Company's petition for discretionary review of the ruling. On February 6, 2007, a divided three-judge panel of the United States Court of Appeals for the Ninth Circuit issued a decision affirming the district court's certification order. On February 20, 2007, the Company filed a petition asking that the decision be reconsidered by a larger panel of the court. If the Company is not successful in its appeal of class certification, or an appellate court issues a ruling that allows for the certification of a class or classes with a different size or scope, and if there is a subsequent adverse verdict on the merits from which there is no successful appeal, or in the event of a negotiated settlement of the litigation, the resulting liability could be material to the Company. The plaintiffs also seek punitive damages which, if awarded, could result in the payment of additional amounts material to the Company. However, because of the uncertainty of the outcome of the appeal from the district court's certification decision, because of the uncertainty of the balance of the proceedings contemplated by the district court, and because the Company's liability, if any, arising from the litigation, including the size of any damages award if plaintiffs are successful in the litigation or any negotiated settlement, could vary widely, the Company cannot reasonably estimate the possible loss or range of loss which may arise from the litigation.

Until recently, the Company was a defendant in *Mauldin v. Wal-Mart Stores, Inc.*, a class-action lawsuit that was filed on October 16, 2001, in the United States District Court for the Northern District of Georgia, Atlanta Division. A class was certified on August 23, 2002, consisting of female Wal-Mart associates who were participants in the Associates Health and Welfare Plan at any time from March 8, 2001, to the present and who were using prescription contraceptives. The class sought amendment of the Plan to include coverage for prescription contraceptives, back pay for all members in the form of reimbursement of the cost of prescription contraceptives, prejudgment interest and attorneys' fees. On December 8, 2006, the plaintiffs filed an unopposed motion to dismiss the case voluntarily in light of the Company's recent amendment of the Plan to provide such coverage beginning January 1, 2007. On December 20, the Court entered an order granting the motion and dismissing the case.

The Company is a defendant in a lawsuit that was filed on August 24, 2001, in the U.S. District Court for the Eastern District of Kentucky. *EEOC (Janice Smith) v. Wal-Mart Stores, Inc.* is an action brought by the EEOC on behalf of Janice Smith and all other females who made application or transfer requests at the London, Kentucky, distribution center from 1995 to the present, and who were not hired or transferred into the warehouse positions for which they applied. The class seeks back pay for those females not selected for hire or transfer during the relevant time period. The class also seeks injunctive and prospective affirmative relief. The complaint alleges that the Company based hiring decisions on gender in violation of Title VII of the 1964 Civil Rights Act as amended. The EEOC can maintain this action as a class without certification. The Company cannot reasonably estimate the possible loss or range of loss which may arise from this litigation.

On November 8, 2005, the Company received a grand jury subpoena from the U.S. Attorney's Office for the Central District of California, seeking documents and information relating to the Company's receipt, transportation, handling, identification, recycling, treatment, storage and disposal of certain merchandise that constitutes hazardous materials or hazardous waste. The Company has been informed by the U.S. Attorney's Office for the Central District of California that it is a target of a criminal investigation into potential violations of the Resource Conservation and Recovery Act ("RCRA"), the Clean Water Act, and the Hazardous Materials Transportation Statute. This U.S. Attorney's Office contends, among other things, that the use of Company trucks to transport certain returned merchandise from the Company's stores to its return centers is prohibited by RCRA because those materials may be considered hazardous waste. The government alleges that, to comply with RCRA, the Company must ship from the store certain materials as "hazardous waste" directly to a certified disposal facility using a certified hazardous waste carrier. The Company contends that the practice of transporting returned merchandise to its return centers for subsequent disposition, including disposal by certified facilities, is compliant with applicable laws and regulations. The Company cannot reasonably estimate the possible loss or range of loss which may arise from this matter.

Additionally, the U.S. Attorney's Office in the Northern District of California has initiated its own investigation regarding the Company's handling of hazardous materials and hazardous waste and the Company has received administrative document requests from the California Department of Toxic Substances Control requesting documents and information with respect to two of the Company's distribution facilities. Further, the Company also received a subpoena from the Los Angeles County District Attorney's Office for documents and administrative interrogatories requesting information, among other things, regarding the Company's handling of materials and hazardous waste. California state and local government authorities and the State of Nevada have also initiated investigations into these matters. The Company is cooperating fully with the respective authorities. The Company cannot reasonably estimate the possible loss or range of loss which may arise from this matter.

Notes to Consolidated Financial Statements

9 Commitments

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $1.4 billion, $1.0 billion and $1.1 billion in 2007, 2006 and 2005, respectively. Aggregate minimum annual rentals at January 31, 2007, under non-cancelable leases are as follows (in millions):

Fiscal Year	Operating Leases	Capital Leases
2008	$ 842	$ 538
2009	826	540
2010	768	520
2011	698	505
2012	634	480
Thereafter	6,678	3,132
Total minimum rentals	$10,446	5,715
Less estimated executory costs		29
Net minimum lease payments		5,686
Less imputed interest at rates ranging from 3.0% to 15.6%		1,888
Present value of minimum lease payments		$3,798

The Company has entered into sale/leaseback transactions involving buildings and the underlying land that were accounted for as capital and operating leases. Included in the annual maturities schedule above are $601 million of capital leases and $22 million of operating leases.

Certain of the Company's leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals amounted to $41 million, $27 million and $32 million in 2007, 2006 and 2005, respectively. Substantially all of the Company's store leases have renewal options, some of which may trigger an escalation in rentals.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2007, the aggregate termination payment was $69 million. These two arrangements expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $150 million upon termination of some or all of these agreements.

The Company has entered into lease commitments for land and buildings for 141 future locations. These underlying leases with real estate developers will provide for minimum rentals ranging from 4 to 30 years and will approximate $72 million annually over the lease terms based on current cost estimates.

10 Retirement-Related Benefits

In the United States, the Company maintains a Profit Sharing and 401(k) Plan under which most full-time and many part-time associates become participants following one year of employment. The Profit Sharing component of the plan is entirely funded by the Company, and the Company makes an additional contribution to the associates' 401(k) component of the plan. In addition to the Company contributions to the 401(k) component of the plan, associates may elect to contribute a percentage of their earnings. During fiscal 2007, participants could contribute up to 25% of their pretax earnings, but not more than statutory limits.

Associates may choose from among 13 different investment options for the 401(k) component of the plan. For associates who did not make an election, their 401(k) balance in the plan is placed in a balanced fund. Associates' 401(k) funds immediately vest, and associates may change their investment options at any time. Additionally, after January 31, 2007, associates with three years of service have full diversification rights with the same 13 investment options for the Profit Sharing component of the plan. Associates are fully vested in the Profit Sharing component of the plan after seven years of service.

Annual contributions made by the Company to the United States and Puerto Rico Profit Sharing and 401(k) Plans are made at the sole discretion of the Company. Expense associated with these plans was $890 million, $827 million and $756 million in fiscal 2007, 2006 and 2005, respectively.

Employees in foreign countries who are not U.S. citizens are covered by various post-employment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the country in which they are established. Annual contributions to foreign retirement savings and profit sharing plans are made at the discretion of the Company, and were $274 million, $244 million and $199 million in fiscal 2007, 2006 and 2005, respectively.

The Company's subsidiaries in the United Kingdom and Japan have defined benefit pension plans. The plan in the United Kingdom was underfunded by $251 million and $332 million at January 31, 2007 and 2006, respectively. The plan in Japan was underfunded by $208 million and $228 million at January 31, 2007 and 2006, respectively. These underfunded amounts have been recorded in our Consolidated Balance Sheets upon the adoption of SFAS 158. Certain other foreign operations have defined benefit arrangements that are not significant.

11 Segments

The Company and its subsidiaries are principally engaged in the continuing operations of retail stores located in all 50 states of the United States, Argentina, Brazil, Canada, Puerto Rico and the United Kingdom, through joint ventures in China, and through majority-owned subsidiaries in Central America, Japan and Mexico. The Company identifies segments based on the information used by our chief operating decision maker to analyze performance and to allocate resources among each business unit of the Company.

The Wal-Mart Stores segment includes the Company's supercenters, discount stores and Neighborhood Markets in the United States, as well as walmart.com. The Sam's Club segment includes the warehouse membership clubs in the United States as well as samsclub.com. The International segment consists of the Company's operations outside of the United States. The amounts under the caption "Other" in the table below are unallocated corporate assets and overhead. For the periods prior to the Company's majority ownership of Seiyu and CARHCO, the Company's portion of the results of our unconsolidated minority interest in those entities was also included under the caption "Other."

The Company measures the profit of its segments as "segment operating income," which is defined as income from continuing operations before net interest expense, income taxes and minority interest and excludes unallocated corporate overhead and results of discontinued operations. Information on segments and the reconciliation to income from continuing operations before income taxes, minority interest and discontinued operations are as follows (in millions):

Fiscal Year Ended January 31, 2007	Wal-Mart Stores	Sam's Club	International	Other	Consolidated
Revenues from external customers	$226,294	$41,582	$77,116	$ -	$344,992
Intercompany real estate charge (income)	3,896	587	-	(4,483)	-
Depreciation and amortization	2,212	312	1,286	1,649	5,459
Operating income (loss)	17,029	1,512	4,259	(2,303)	20,497
Interest expense, net					(1,529)
Income from continuing operations before income taxes and minority interest					$ 18,968
Total assets of continuing operations	$ 34,649	$ 6,345	$55,989	$54,210	$151,193

Fiscal Year Ended January 31, 2006	Wal-Mart Stores	Sam's Club	International	Other	Consolidated
Revenues from external customers	$ 209,910	$ 39,798	$ 59,237	$ -	$ 308,945
Intercompany real estate charge (income)	3,454	547	-	(4,001)	-
Depreciation and amortization	1,922	296	971	1,456	4,645
Operating income (loss)	15,324	1,385	3,506	(1,502)	18,713
Interest expense, net					(1,178)
Income from continuing operations before income taxes and minority interest					$ 17,535
Total assets of continuing operations	$ 32,809	$ 5,686	$ 49,018	$ 48,111	$ 135,624

Fiscal Year Ended January 31, 2005	Wal-Mart Stores	Sam's Club	International	Other	Consolidated
Revenues from external customers	$ 191,826	$ 37,119	$ 52,543	$ -	$ 281,488
Intercompany real estate charge (income)	2,754	513	-	(3,267)	-
Depreciation and amortization	1,561	274	840	1,510	4,185
Operating income (loss)	14,163	1,280	3,197	(1,340)	17,300
Interest expense, net					(980)
Income from continuing operations before income taxes and minority interest					$ 16,320
Total assets of continuing operations	$ 29,489	$ 5,685	$ 37,966	$ 43,999	$ 117,139

Certain information for fiscal years 2006 and 2005 has been reclassified and conforms to the current year presentation.

Notes to Consolidated Financial Statements

In the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $62.3 billion, $55.5 billion and $48.4 billion as of January 31, 2007, 2006 and 2005, respectively. In the United States, additions to long-lived assets were $12.2 billion, $11.8 billion and $9.8 billion in fiscal 2007, 2006 and 2005, respectively. Outside of the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $26.1 billion, $22.4 billion and $18.1 billion in fiscal 2007, 2006 and 2005, respectively. Outside of the United States, additions to long-lived assets were $3.5 billion, $2.7 billion and $3.0 billion in fiscal 2007, 2006 and 2005, respectively. The International segment includes all real estate outside the United States. The operations of the Company's Asda subsidiary are significant in comparison to the total operations of the International segment. Asda sales during fiscal 2007, 2006 and 2005 were $28.9 billion, $26.8 billion and $26.0 billion, respectively. Asda long-lived assets, consisting primarily of property and equipment, net, totaled $13.3 billion, $11.0 billion, and $11.3 billion at January 31, 2007, 2006 and 2005, respectively.

12 Quarterly Financial Data (Unaudited)

	Quarter ended			
(Amounts in millions, except per share information)	April 30,	July 31,	October 31,	January 31,
Fiscal year 2007				
Net sales	**$78,834**	**$84,524**	**$83,543**	**$98,090**
Cost of sales	**60,237**	**64,585**	**63,765**	**75,565**
Gross profit	**$18,597**	**$19,939**	**$19,778**	**$22,525**
Income from continuing operations	**$ 2,660**	**$ 2,984**	**$ 2,594**	**$ 3,940**
(Loss) income from discontinued operations, net of tax	**(45)**	**(901)**	**53**	**-**
Net income	**$ 2,615**	**$ 2,083**	**$ 2,647**	**$ 3,940**
Basic and diluted net income per common share:				
Basic and diluted income per share from continuing operations	**$ 0.64**	**$ 0.72**	**$ 0.62**	**$ 0.95**
Basic and diluted (loss) income per share from discontinued operations	**$ (0.01)**	**(0.22)**	**0.01**	**-**
Basic and diluted net income per share	**$ 0.63**	**$ 0.50**	**$ 0.63**	**$ 0.95**
Fiscal year 2006				
Net sales	$ 69,999	$ 75,932	$ 74,596	$ 88,418
Cost of sales	53,852	58,089	57,325	68,382
Gross profit	$ 16,147	$ 17,843	$ 17,271	$ 20,036
Income from continuing operations	$ 2,511	$ 2,853	$ 2,422	$ 3,621
Loss from discontinued operations, net of tax	(50)	(48)	(48)	(32)
Net income	$ 2,461	$ 2,805	$ 2,374	$ 3,589
Basic and diluted net income per common share:				
Basic and diluted income per share from continuing operations	$ 0.59	$ 0.68	$ 0.58	$ 0.87
Basic and diluted loss per share from discontinued operations	(0.01)	(0.01)	(0.01)	(0.01)
Basic and diluted net income per share	$ 0.58	$ 0.67	$ 0.57	$ 0.86

The sum of quarterly financial data may not agree to annual amounts due to rounding.

13 Recent Accounting Pronouncements

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3 ("EITF 06-3"), "Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions." The consensus allows an entity to choose between two acceptable alternatives based on their accounting policies for transactions in which the entity collects taxes on behalf of a governmental authority, such as sales taxes. Under the gross method, taxes collected are accounted for as a component of sales revenue with an offsetting expense. Conversely, the net method allows a reduction to sales revenue. Entities should disclose the method selected pursuant to APB No. 22, "Disclosure of Accounting Policies." If such taxes are reported gross and are significant, entities should disclose the amount of those taxes. The guidance should be applied to financial reports through retrospective application for all periods presented, if amounts are significant, for interim and annual reporting beginning February 1, 2007. Historically, the Company has presented sales net of tax collected.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt FIN 48 on February 1, 2007, as required and for which the cumulative effect will be recorded in retained earnings. The Company is currently evaluating the Interpretation to determine the impact the Interpretation will have on its financial condition, results of operations or liquidity.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company will adopt SFAS 157 on February 1, 2008, as required. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). This standard requires recognition of the funded status of a benefit plan in the statement of financial position. The standard also requires recognition in other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. The Company adopted the funded status recognition and disclosure elements as of January 31, 2007, and will adopt measurement elements as of January 31, 2009, as required by SFAS 158. The adoption of SFAS 158 did not have a material impact on the Company's financial condition, results of operations or liquidity.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), in which the Staff provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of assessing materiality. The Company adopted SAB 108 as of January 31, 2007, as required. The adoption of SAB 108 did not have a material impact on the Company's financial condition, results of operations or liquidity.

In February 2007, the FASB issued Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective beginning February 1, 2008. The Company is currently assessing the impact of SFAS 159 on its financial statements.

14 Subsequent Events

On March 8, 2007, the Company's Board of Directors approved an increase in the Company's annual dividend to $0.88 per share. The annual dividend will be paid in four quarterly installments on April 2, 2007, June 4, 2007, September 4, 2007, and January 2, 2008 to holders of record on March 16, May 18, August 17 and December 14, 2007, respectively.

In February 2007, the Company announced the purchase of a 35% interest in Bounteous Company Ltd. ("BCL"). BCL operates 101 hypermarkets in 34 cities in China under the Trust-Mart banner. The purchase price for the 35% interest was $264 million. Also in February 2007, the Company paid $376 million to purchase a loan issued to the selling BCL shareholders which is securitized by the remaining equity of BCL. Concurrent with the initial investment in BCL, the Company entered into a stockholders agreement which provides the Company with voting rights associated with a portion of the common stock of BCL secured by the loan, amounting to an additional 30% of the aggregate outstanding shares. Pursuant to the purchase agreement, the Company is committed to purchase the remaining interest in BCL on or before February 2010 subject to certain conditions. The final purchase price for the remaining interest will be approximately $320 million, net of loan repayments and subject to reduction under certain circumstances.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 13 to the consolidated financial statements, effective January 31, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Rogers, Arkansas
March 26, 2007

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders,
Wal-Mart Stores, Inc.

We have audited management's assessment, included in the accompanying "Management's Report to our Shareholders" under the caption "Report on Internal Control Over Financial Reporting," that Wal-Mart Stores, Inc. maintained effective internal control over financial reporting as of January 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wal-Mart Stores, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying "Management's Report to Our Shareholders," management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Central American Retail Holding Company, of which the Company acquired majority ownership in fiscal 2007 and is included in the fiscal 2007 Consolidated Financial Statements of Wal-Mart Stores, Inc. This entity, now known as Wal-Mart Central America, represented, in the aggregate, 0.9% and 0.6% of consolidated total assets and consolidated net sales, respectively, of the Company as of, and for the year ended, January 31, 2007. This acquisition is more fully discussed in Note 6 to the Consolidated Financial Statements for fiscal 2007. Our audit of internal control over financial reporting of Wal-Mart Stores, Inc. also did not include an evaluation of the internal control over financial reporting for this fiscal 2007 acquisition.

In our opinion, management's assessment that Wal-Mart Stores, Inc. maintained effective internal control over financial reporting as of January 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2007 and our report dated March 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Rogers, Arkansas
March 26, 2007

Management's Report to Our Shareholders

Management of Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") is responsible for the preparation, integrity and objectivity of Wal-Mart's Consolidated Financial Statements and other financial information contained in this Annual Report to Shareholders. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, management was required to make certain estimates and judgments, which are based upon currently available information and management's view of current conditions and circumstances.

The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of the financial condition of Wal-Mart and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with the Audit Committee periodically, both with and without management present.

Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements.

We have filed with the Securities and Exchange Commission ("SEC") the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2007. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2007. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Report on Internal Control Over Financial Reporting

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2007. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control — Integrated Framework*. Management concluded that based on its assessment, Wal-Mart's internal control over financial reporting was effective as of January 31, 2007. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 31, 2007, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report to Shareholders.

Management's assessment of the effectiveness of the Company's internal control over financial reporting excluded Central American Retail Holding Company, of which the Company acquired majority ownership in fiscal 2007. This entity, now known as Wal-Mart Central America, represented, in the aggregate, 0.9% and 0.6% of consolidated total assets and consolidated net sales, respectively, of the Company as of and for the year ended January 31, 2007. This acquisition is more fully discussed in Note 6 to our Consolidated Financial Statements for fiscal 2007. Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of the acquisition.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2007, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Report on Ethical Standards

Our Company was founded on the belief that open communications and the highest standards of ethics are necessary to be successful. Our long-standing "Open Door" communication policy helps management be aware of and address issues in a timely and effective manner. Through the open door policy all associates are encouraged to inform management at the appropriate level when they are concerned about any matter pertaining to Wal-Mart.

Wal-Mart has adopted a Statement of Ethics to guide our associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of Wal-Mart's business. Familiarity and compliance with the Statement of Ethics is required of all associates who are part of management. The Company also maintains a separate Code of Ethics for our senior financial officers. Wal-Mart also has in place a Related-Party Transaction Policy. This policy applies to Wal-Mart's senior officers and directors and requires material related-party transactions to be reviewed by the Audit Committee. The senior officers and directors are required to report material related-party transactions to Wal-Mart. We maintain an ethics office which oversees and administers an ethics hotline. The ethics hotline provides a channel for associates to make confidential and anonymous complaints regarding potential violations of our statements of ethics, including violations related to financial or accounting matters.



H. Lee Scott, Jr.
President and Chief Executive Officer



Thomas M. Schoewe
Executive Vice President and Chief Financial Officer

Fiscal 2007 End-of-Year Unit Count

State	Discount Stores	Supercenters	Sam's Clubs	Neighborhood Markets
Alabama	11	79	11	2
Alaska	7	–	3	–
Arizona	13	49	13	11
Arkansas	18	62	6	6
California	145	22	36	–
Colorado	13	48	15	–
Connecticut	28	4	3	–
Delaware	4	4	1	–
Florida	45	146	39	12
Georgia	12	114	22	–
Hawaii	8	–	2	–
Idaho	3	16	2	–
Illinois	78	59	28	–
Indiana	19	76	16	4
Iowa	14	42	8	–
Kansas	13	42	6	3
Kentucky	17	65	7	2
Louisiana	10	71	12	2
Maine	10	12	3	–
Maryland	32	9	12	–
Massachusetts	41	3	3	–
Michigan	34	45	25	–
Minnesota	28	26	13	–
Mississippi	9	55	6	1
Missouri	33	84	15	–
Montana	3	9	1	–
Nebraska	–	27	3	–
Nevada	6	20	5	10
New Hampshire	19	7	4	–
New Jersey	44	1	9	–
New Mexico	3	28	7	2
New York	45	43	17	–
North Carolina	31	87	21	–
North Dakota	2	7	3	–
Ohio	38	98	30	–
Oklahoma	23	61	8	16
Oregon	15	14	–	–
Pennsylvania	46	73	23	–
Rhode Island	7	2	1	–
South Carolina	12	51	9	–
South Dakota	–	12	2	–
Tennessee	8	96	16	6
Texas	50	279	71	30
Utah	2	27	7	5
Vermont	4	–	–	–
Virginia	19	68	13	–
Washington	21	24	3	–
West Virginia	4	30	5	–
Wisconsin	28	49	12	–
Wyoming	–	10	2	–
United States totals	**1,075**	**2,256**	**579**	**112**

International[1]

Country	Units
Argentina	13
Brazil	299
Canada	289
Central America	413
China	73
Japan	392
Mexico	889
Puerto Rico	54
United Kingdom	335
International totals	**2,757**
Grand totals	**6,779**

(1) Unit counts are as of December 31, of the years shown for all countries, except Canada and Puerto Rico, which are as of January 31. Our international operating formats varied by market and included:

- *Argentina – 13 supercenters*
- *Brazil – 26 supercenters, 19 Sam's Clubs, 66 hypermarkets (Hiper Bompreço, Big), 157 supermarkets (Bompreço, Mercadorama, Nacional), 11 cash-n-carry stores (Maxxi Alacado), 15 combination discount and grocery stores (Todo Dia), 3 general merchandise stores (Magazine) and 2 discount stores (Mini Bompreço)*
- *Canada – 7 supercentres, 276 discount stores and 6 Sam's Clubs*
- *China – 68 supercenters, 2 Neighborhood Markets and 3 Sam's Clubs*
- *Costa Rica – 4 hypermarkets (Hiper Mas), 23 supermarkets (Más por Menos), 8 warehouse stores (Maxi Bodega) and 102 discount stores (Pali)*
- *El Salvador – 2 hypermarkets (Hiper Paiz), 32 supermarkets (La Despensa de Don Juan) and 29 discount stores (Despensa Familiar)*
- *Guatemala – 6 hypermarkets (Hiper Paiz), 28 supermarkets (Paiz), 8 warehouse stores (Maxi Bodega), 2 membership clubs (Club Co) and 88 discount stores (Despensa Familiar)*
- *Honduras – 1 hypermarket (Hiper Paiz), 6 supermarkets (Paiz), 5 warehouse stores (Maxi Bodega) and 29 discount stores (Despensa Familiar)*
- *Japan – 97 hypermarkets (Livin, Seiyu), 293 supermarkets (Seiyu, Sunny) and 2 general merchandise stores (Seiyu)*
- *Mexico – 118 supercenters, 77 Sam's Clubs, 100 supermarkets (Superama, Mi Bodega), 219 combination discount and grocery stores (Bodega), 61 department stores (Suburbia), 312 restaurants and 2 discount stores (Mi Bodega Express)*
- *Nicaragua – 5 supermarkets (La Unión) and 35 discount stores (Pali)*
- *Puerto Rico – 6 supercenters, 8 discount stores, 9 Sam's Clubs and 31 supermarkets (Amigo)*
- *United Kingdom – 23 supercenters (Asda), 291 supermarkets (Asda), 7 general merchandise stores (Asda Living), 12 apparel stores (George) and 2 discount stores (Asda Essentials)*

Corporate and Stock Information

Corporate Information
Registrar and Transfer Agent:
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
1-800-438-6278
TDD for hearing-impaired inside the United States 1-800-952-9245
Internet: http//www.computershare.com
Dividend reinvestment and direct stock purchase available

Listing – Stock Symbol: WMT
New York Stock Exchange

Annual Meeting:
Our Annual Meeting of Shareholders will be held on Friday, June 1, 2007, in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

Communication with Shareholders:
Wal-Mart Stores, Inc. periodically communicates with its shareholders and other members of the investment community about our operations. For further information regarding our policy on shareholder and investor communications refer to our website www.walmartstores.com/investors.

Independent Registered Public Accounting Firm:
Ernst & Young LLP
5414 Pinnacle Point Dr., Suite 102
Rogers, Arkansas 72758

The following reports are available without charge upon request by writing the Company c/o Investor Relations or by calling 479-273-8446. These reports are also available via the corporate website.

- Annual Report on Form 10-K
- Quarterly Reports on Form 10-Q
- Current Sales and Earnings Releases
- Current Reports on Form 8-K
- Copy of Proxy Statement
- Supplier Standards Report

Market Price of Common Stock
Fiscal year ended January 31,

	2007		2006	
	High	**Low**	High	Low
1st Quarter	**$48.87**	**$44.52**	$53.51	$46.81
2nd Quarter	**$50.00**	**$42.31**	$50.51	$47.00
3rd Quarter	**$52.15**	**$43.48**	$49.80	$42.49
4th Quarter	**$49.70**	**$44.80**	$50.57	$44.95

Fiscal year ended January 31,

	2008	
	High	Low
1st Quarter*	$50.42	$45.06

**Through March 16, 2007.*

Dividends Payable Per Share
Fiscal year ended January 31, 2008

April 2, 2007	$0.22
June 4, 2007	$0.22
September 4, 2007	$0.22
January 2, 2008	$0.22

Dividends Paid Per Share
Fiscal year ended January 31, 2007

April 3, 2006	$0.1675
June 5, 2006	$0.1675
September 5, 2006	$0.1675
January 2, 2007	$0.1675

Fiscal year ended January 31, 2006

April 4, 2005	$0.150
June 6, 2005	$0.150
September 6, 2005	$0.150
January 3, 2006	$0.150

Stock Performance Chart
This graph compares the cumulative total shareholder return on Wal-Mart's common stock during the five fiscal years ending with fiscal 2007 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2002 in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

Comparative 5-Year Cumulative Total Return Among Wal-Mart Stores, Inc., S&P 500 Index and S&P 500 Retailing Index


WMT
S&P 500 Retailing Index
S&P 500 Index
Dollars
$175
150
125
100
75
50
25
0
02
03
04
05
06
07
Fiscal Year

Assumes $100 invested on Feb. 1, 2002
Assumes dividend reinvested
Fiscal year ending Jan. 31, 2007

Shareholders
As of March 16, 2007, there were 312,423 holders of record of Wal-Mart's common stock.

Certifications
The Company's Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the Securities and Exchange Commission (the "SEC") regarding the quality of the Company's public disclosure for each of the periods ended during the Company's fiscal year ended January 31, 2007 and the effectiveness of internal control over financial reporting as of January 31, 2007 and 2006. Further, the Company's Chief Executive Officer has certified to the New York Stock Exchange ("NYSE") that he is not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE listing standards.

Board of Directors

Aida M. Alvarez
Ms. Alvarez is the former Administrator of the United States Small Business Administration and was a member of President Bill Clinton's Cabinet from 1997 to 2001.

James W. Breyer
Mr. Breyer is a Managing Partner of Accel Partners, a venture capital firm.

M. Michele Burns
Ms. Burns is the Executive Vice President and Chief Executive Officer of Mercer Human Resource Consulting, a subsidiary of Marsh and McLennan Companies, Inc.

Dr. James I. Cash, Jr.
Dr. Cash is the retired James E. Robinson Professor of Business Administration at Harvard Business School, where he served from July 1976 to October 2003.

Roger C. Corbett
Mr. Corbett is the retired Chief Executive Officer and Group Managing Director of Woolworths Limited, the largest retail company in Australia.

Douglas N. Daft
Mr. Daft is the retired Chairman of the Board of Directors and Chief Executive Officer of The Coca-Cola Company.

David D. Glass
Mr. Glass is former Chairman of the Executive Committee of the Board of Directors of Wal-Mart Stores, Inc. and the former President and Chief Executive Officer of Wal-Mart Stores, Inc.

Roland A. Hernandez
Mr. Hernandez is the retired Chairman of the Board of Directors and Chief Executive Officer of Telemundo Group, Inc., a Spanish-language television station company.

H. Lee Scott, Jr.
Mr. Scott is the President and Chief Executive Officer of Wal-Mart Stores, Inc.

Jack C. Shewmaker
Mr. Shewmaker is the President of J-COM, Inc., a consulting company, a retired Wal-Mart executive and a rancher.

Jim C. Walton
Mr. Walton is the Chairman of the Board of Directors and Chief Executive Officer of Arvest Bank Group, Inc., a group of banks operating in 91 communities in the states of Arkansas, Kansas, Missouri and Oklahoma.

S. Robson Walton
Mr. Walton is Chairman of the Board of Directors of Wal-Mart Stores, Inc.

Christopher J. Williams
Mr. Williams is the Chairman of the Board of Directors and Chief Executive Officer of The Williams Capital Group, L.P., an investment bank.

Linda S. Wolf
Ms. Wolf is the retired Chairman of the Board of Directors and Chief Executive Officer of Leo Burnett Worldwide, Inc., an advertising agency and division of Publicis Groupe S.A.

From left to right
Jack C. Shewmaker, Dr. James I. Cash, Jr., Aida M. Alvarez, Christopher J. Williams, S. Robson Walton, Roger C. Corbett, Roland A. Hernandez, Linda S. Wolf, H. Lee Scott, Jr., Douglas N. Daft, Jim C. Walton, M. Michele Burns, James W. Breyer and David D. Glass.



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WAL★MART®

Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716 USA
479-273-4000
www.walmartstores.com

For investor information:
479-273-6463
www.walmartstores.com/investors

Retail Internet Sites:
www.walmart.com
www.samsclub.com

Sustainability in action


Mixed Sources
FSC

All paper in Wal-Mart's Annual Report came from well-managed forests or other controlled sources certified in accordance with the international standards of the Forest Stewardship Council (FSC). The cover paper contains 10% post-consumer recycled fiber and the paper used in the narrative and financial sections contains 30% post-consumer recycled fiber.